           Prospectus Supplement to Prospectus dated March 9, 1999.

[LOGO OF REGENCY CENTERS APPEARS HERE]
                                                             FILED PURSUANT TO
                                                             RULE 424 (b) (2)
                                  $50,000,000                FILE NO: 333-72899

                             Regency Centers, L.P.

                         7.75% Notes due April 1, 2009

                               ----------------

    Regency Centers will pay interest on the notes on April 1 and October 1 of each year. The first such payment will be made on October 1, 1999. The notes will be issued only in denominations of $1,000 and even multiples of $1,000.

    Regency Centers has the option to redeem some or all of the notes at any time at a redemption price equal to the principal amount of the notes to be redeemed plus a make-whole amount. The make-whole amount will be equal to the excess of (1) the present value of the notes being redeemed and of the interest Regency Centers would have paid on the notes being redeemed over (2) the aggregate principal amount of notes being redeemed, determined using a discount rate of 0.25% plus the average of the most recently published treasury rates for the maturity comparable to the notes being redeemed.

    Regency Realty Corporation, its subsidiaries RRC Acquisitions, Inc. and RRC FL Five, Inc., and our subsidiary Regency Office Partnership, L.P. guarantee the payment of principal and interest on the notes.

    See "Risk Factors" beginning on page 3 of the accompanying prospectus for a discussion of material risks that you should consider before buying the notes.

                               ----------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                                                           Per Note Total
                                                           -------- -----------
Initial public offering price............................. 100%     $50,000,000
Underwriting discount..................................... 0.650%   $325,000
Proceeds, before expenses, to Regency Centers............. 99.350%  $49,675,000

    The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from April 14, 1999 and must be paid by the purchaser if the notes are delivered after April 14, 1999.

                               ----------------

    The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on April 14, 1999.

Goldman, Sachs & Co.
                Morgan Stanley Dean Witter
                                   Prudential Securities
                                                           Salomon Smith Barney

                               ----------------

                  Prospectus Supplement dated April 8, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's offices in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Regency Realty also maintains a web site at www.regencyrealty.com.

    This prospectus supplement is delivered to you as part of a prospectus that is part of a registration statement we filed with the SEC, together with the guarantors. The SEC allows us to "incorporate by reference" the information we or the guarantors file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we or the guarantors file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us or the guarantors with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the notes:

 .   Our annual report on Form 10-K for the year ended December 31, 1998
    (Commission
    File No. 0-24763);
 .   Regency Realty's annual report on Form 10-K for the year ended December 31,
    1998 (Commission File No. 1-12298);
 .   Regency Realty's current report on Form 8-K dated and filed on February 2,
    1999;
 .   Regency Realty's current report on Form 8-K dated February 28, 1999 and filed March 5, 1999, as amended by Form 8-K/A filed March 23, 1999;
 .   Our current report on Form 8-K dated February 28, 1999 and filed March 10,
    1999, as amended by Form 8-K/A filed March 23, 1999;
 .   RRC Acquisitions, Inc.'s special report on Form 10-K for the year ended
    December 31, 1998 (Commission File No. 333-63723-04);
 .   RRC FL Five, Inc.'s special report on Form 10-K for the year ended
    December 31, 1998 (Commission File No. 333-63723-02); and
 .   Regency Office Partnership, L.P.'s special report on Form 10-K for the year ended December 31, 1998 (Commission File No. 333-63723-06).

    We will provide each person, including any beneficial owner, to whom this prospectus supplement is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement but not delivered with this prospectus supplement.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
    The statements contained in this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements and, with respect to Regency Realty, within Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Regency Realty operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "should" and similar expressions are intended to identify forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the caption "Risk Factors" in the accompanying prospectus, that may cause actual results to be materially different from any future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements appearing elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference herein.


                       Regency Centers and the Guarantors

    We are a limited partnership which acquires, owns, develops and manages neighborhood shopping centers in targeted markets in the United States. We are the primary entity through which our general partner, Regency Realty Corporation, owns and operates its properties. Regency Realty is a real estate investment trust whose common stock is traded on the New York Stock Exchange.

    Regency Realty, our general partner and 96% owner, will unconditionally guarantee the notes, jointly and severally with its subsidiaries RRC Acquisitions, Inc. and RRC FL Five, Inc. and our subsidiary, Regency Office Partnership, L.P. We expect that each of RRC Acquisitions, Inc., RRC FL Five, Inc. and Regency Office Partnership, L.P. will be merged into Regency Centers during the second quarter of 1999.

    Regency Centers' executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 and our telephone number is (904) 356-7000.


                                New Developments

    On February 28, 1999, Pacific Retail Trust merged into Regency Realty. As a result, Regency Realty doubled its size to $2.4 billion in assets, with 200 retail properties totaling more than 23 million square feet of GLA and a $400 million development pipeline, in each case on a pro forma basis as of December 31, 1998. After the merger, Regency Realty contributed to us 63 of the 71 properties acquired in the merger. The merger with Pacific Retail Trust created one of the largest REITs in the United States to focus on owning, operating and providing third party services for grocery-anchored retail centers throughout the United States.


                             Summary Financial Data

    The following table sets forth summary financial data on an historical basis for Regency Centers for the three years ended December 31, 1998, and on a pro forma basis for the year ended December 31, 1998, giving effect, where appropriate, to (1) the acquisition of certain properties described in the related current reports on Form 8-K incorporated herein by reference, (2) the Pacific Retail Trust merger and (3) the offering of the notes, as if these events each had taken place as of January 1, 1998 (or December 31, 1998 in the case of the balance sheet data). The table also includes summary financial data on an historical basis for Pacific Retail Trust for the year ended December 31, 1998, and on a pro forma basis as of and for the year ended December 31, 1998, giving effect, where appropriate, to the acquisition of certain properties. This information should be read in conjunction with our historical and pro forma financial statements and the historical and pro forma financial statements of Pacific Retail Trust, each incorporated by reference in this prospectus supplement. The historical summary financial data for each of Regency Centers and Pacific Retail Trust have been derived from our respective audited financial statements. The unaudited pro forma summary information is not necessarily indicative of our future financial position or results of operations or of what our actual financial position or results of operations would have been had the transactions given pro forma effect, including this offering, been completed as set forth herein.

                                                          Year Ended December 31
                          -------------------------------------------------------------------------------------------------
                                                                                                    Regency
                                                                                                    Centers/
                                                                           Pacific     Pacific      Pacific
                                                             Regency        Retail      Retail    Retail Trust
                                                             Centers        Trust       Trust        Merger      Offerings
                            Regency Centers Historical      Pro Forma     Historical  Pro Forma    Pro Forma     Pro Forma
                          --------------------------------  ----------    ----------  ----------  ------------   ----------
                            1996       1997        1998        1998          1998        1998         1998          1998
                          ---------  ---------  ----------  ----------    ----------  ----------  ------------   ----------
                                            (Amounts in thousands, except per unit/share data)
Operating Data:
Revenues:
 Rental revenues........  $  24,899  $  69,748  $  108,586  $  121,644    $  124,499  $  133,432   $  255,076    $  255,076
 Management, leasing and
  brokerage fees........      3,444      8,448      11,863      11,863            53          53       11,916        11,916
 Equity in income of
  investments in real
  estate partnerships...         70         33         946         946           --          --           946           946
                          ---------  ---------  ----------  ----------    ----------  ----------   ----------    ----------
 Total revenues.........     28,413     78,229     121,395     134,453       124,552     133,485      267,938       267,938
                          ---------  ---------  ----------  ----------    ----------  ----------   ----------    ----------
Operating expenses:
 Operating, maintenance
  and real estate
  taxes.................      7,211     17,755      25,078      27,680        30,205      32,394       60,074        60,074
 General and
  administrative........      6,049      9,964      15,064      15,715         9,967      10,250       25,965        25,965
 Depreciation and
  amortization..........      4,345     12,401      20,653      23,074        23,397      25,293       49,495        49,495
                          ---------  ---------  ----------  ----------    ----------  ----------   ----------    ----------
 Total operating
  expenses..............     17,605     40,120      60,795      66,469        63,569      67,937      135,534       135,534
                          ---------  ---------  ----------  ----------    ----------  ----------   ----------    ----------
Interest expense, net of
 interest income........      5,866     13,827      21,564      26,814        15,899      21,805       48,619        51,297(1)
                          ---------  ---------  ----------  ----------    ----------  ----------   ----------    ----------
 Income before minority
  interest and gain on
  sale of real estate
  investments...........      4,942     24,282      39,036      41,170        45,084      43,743       83,785        81,107
Gain on sale of real
 estate investments.....        --         451      10,726       1,390(2)        837         837        2,227(2)      2,227(2)
                          ---------  ---------  ----------  ----------    ----------  ----------   ----------    ----------
 Income before minority
  interest..............      4,942     24,733      49,762      42,560        45,921      44,580       86,012        83,334
Minority interest.......        --        (505)       (464)       (464)         (925)       (772)        (464)         (464)
                          ---------  ---------  ----------  ----------    ----------  ----------   ----------    ----------
 Net income.............      4,942     24,228      49,298      42,096        44,996      43,808       85,548        82,870
Preferred unit/share
 distributions..........        --         --       (3,358)     (6,500)       (2,352)     (2,352)      (8,852)       (8,852)
                          ---------  ---------  ----------  ----------    ----------  ----------   ----------    ----------
 Net income for holders
  of common
  units/shares..........  $   4,942  $  24,228  $   45,940  $   35,596    $   42,644  $   41,456   $   76,696    $   74,018
                          =========  =========  ==========  ==========    ==========  ==========   ==========    ==========
 Net income per
  common unit/share:
 Basic..................  $    0.19  $    1.20  $     1.62  $     1.21    $     0.67  $     0.65   $     1.26    $     1.21
                          =========  =========  ==========  ==========    ==========  ==========   ==========    ==========
 Diluted................  $    0.19  $    1.13  $     1.58  $     1.18    $     0.66  $     0.64   $     1.25    $     1.20
                          =========  =========  ==========  ==========    ==========  ==========   ==========    ==========
Balance Sheet Data:
Real estate investments
 at cost................  $ 257,066  $ 679,370  $1,084,532  $1,084,532    $1,106,082  $1,139,082   $2,227,976    $2,227,976
Total assets............    258,184    683,849   1,086,437   1,086,437     1,095,474   1,128,474    2,241,444     2,243,944(1)
Total debt..............    107,982    218,337     480,376     480,376       335,347     384,453      848,723       851,223(1)
Partners'
 capital/stockholders'
 equity.................    143,724    445,547     574,268     574,268       724,644     724,644    1,344,822     1,344,822
Other Data:
Cash flows provided by (used in)
 Operating activities...  $   8,042  $  31,376  $   50,805  $      N/A    $   54,268  $      N/A   $      N/A    $      N/A
 Investing activities...   (107,261)  (154,006)   (235,679)        N/A      (217,560)        N/A          N/A           N/A
 Financing activities...    104,453    130,805     185,769         N/A       159,325         N/A          N/A           N/A
Funds from
 operations(3)..........      9,277     35,546      56,251      56,763        67,971      68,526      122,937       120,259
EBITDA(4)...............  $  15,763  $  51,445  $   83,153  $   92,958    $   85,232  $   91,693   $  184,651    $  184,651
Debt service coverage
 ratio(5)...............        2.4        3.5         3.1         2.6           4.5         3.7          3.1           2.9
Ratio of earnings to
 fixed charges(6).......        1.7        2.3         2.0         1.8           2.8         2.4          2.0           1.9

--------
(1) In the offering, we are issuing $50 million of notes and using the net proceeds of approximately $49.5 million to repay indebtedness under our line of credit. The $500,000 difference will be recorded as a deferred cost. We also expect to issue $200 million of 7.40% Notes due April 1, 2004 on April 12, 1999 and to use the net proceeds of approximately $198 million to repay indebtedness under our line of credit. The $2 million difference from such issuance will also be recorded as a deferred cost. Pro forma interest expense includes increased interest expense from the offering and debt cost amortization offset by a reduction of interest expense on the line of credit at its weighted average rate.
(2) During 1998, we sold three office buildings and a parcel of land for $26.7 million, and recognized a gain on sale of $9.3 million. The pro forma information presented herein reflects the reversal of this gain on sale, which management believes is necessary for an understanding of our continuing operations.
(3) We consider funds from operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts, as net income (computed in accordance with GAAP) excluding gains (or losses) from debt restructuring and sales of income producing property held for investment plus depreciation and amortization of real estate and after adjustments for unconsolidated investments in real estate partnerships and joint ventures, to be the industry standard for reporting the operations of REITs. Adjustments for investments in real estate partnerships are calculated to reflect FFO on the same basis. While management believes that FFO is the most relevant and widely used measure of our performance, such amount does not represent cash flow from operations as defined by GAAP, should not be considered an alternative to net income as an indicator of our operating performance, and is not indicative of cash available to fund all cash flow needs. Additionally, our calculation of FFO, as provided above, may not be comparable to similarly titled measures of other REITs.
(4) EBITDA means earnings before interest expense, taxes (excluding taxes pertaining to the brokerage operations), depreciation, amortization and minority interest. EBITDA is computed as income from operations before minority interest plus interest expense, non-recurring gains and losses from the sale of operating real estate, depreciation and amortization. We believe that, in addition to cash flows and net income, EBITDA is a useful financial performance measurement for assessing our operating performance because, together with net income and cash flows, EBITDA provides investors with an additional basis to evaluate our ability to incur and service debt and to fund acquisitions and other capital expenditures. To evaluate EBITDA and the trends it depicts, the components of EBITDA, such as rental revenues, rental expenses, real estate taxes and general and administrative expenses, should be considered. See "Management's
     Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K incorporated by reference herein. Excluded from EBITDA are financing costs such as interest as well as depreciation and amortization, each of which can significantly affect our results of operations and liquidity and should be considered in evaluating our operating performance. Further, EBITDA does not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. The calculation of EBITDA presented may not be comparable to similarly titled measures reported by other companies.
(5) Debt service coverage ratio is defined as EBITDA divided by interest expense, including amortization of deferred debt costs and preferred distributions.
(6) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of computing this ratio, earnings have been calculated by adding cash distributions from equity investees and fixed charges (excluding capitalized interest and preferred distributions) to income before minority interest and gain on sale of real estate investments, and subtracting equity in income of investments in real estate partnerships. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of deferred debt costs and preferred distributions.

                                USE OF PROCEEDS

    The net proceeds to Regency Centers from the sale of the notes of approximately $49.5 million will be used to repay outstanding indebtedness under our line of credit, which currently accrues interest at a rate equal to LIBOR plus 1.075%. Subject to extension or renewal, our line of credit matures in February 2001.

                       REGENCY CENTERS AND REGENCY REALTY
General

    We acquire, own, develop and manage neighborhood shopping centers in targeted markets in the United States. As a result of our formation in 1996 and the consolidation of substantially all of Regency Realty's neighborhood shopping centers in early 1998, we are the primary entity through which Regency Realty owns and operates its properties and through which Regency Realty intends to expand its ownership and operations of properties.

    On February 28, 1999, Pacific Retail Trust merged into Regency Realty. As a result, Regency Realty doubled its size to $2.4 billion in assets, with 200 retail properties totaling more than 23 million square feet of gross leasable area ("GLA") and a $400 million development pipeline, in each case on a pro forma basis as of December 31, 1998. The merger created one of the largest REITs in the United States to focus on owning, operating and providing third party services for grocery-anchored retail centers throughout the United States. Prior to the merger, Regency Realty and Pacific Retail Trust shared a common affiliation with Security Capital Holdings, S.A. and, as a result, shared common operating philosophies and methods.

    As of December 31, 1998, we owned, directly or indirectly, 109 of Regency Realty's 129 properties, containing approximately 12.4 million square feet of GLA. All but eight of the 71 operating properties acquired from Pacific Retail Trust are now owned by us. Regency Realty intends to contribute the remaining eight properties to us during the second quarter of 1999, subject to the receipt of required third party consents. On a pro forma basis, after giving effect to the merger and such contribution as of December 31, 1998, we would have owned, directly or indirectly, 180 of Regency Realty's 200 retail properties, containing approximately 20.7 million square feet of GLA. In addition, we hold a 95% interest in PRT Development Corporation, which owns five properties under development.

    As of December 31, 1998, Regency Realty had an investment in real estate of $1.2 billion, of which $1.1 billion was attributable to us. Regency Realty's investment in real estate as of December 31, 1998 would have been $2.4 billion on a pro forma basis giving effect to the merger, of which $2.2 billion would be attributable to us.

    As of December 31, 1998, on a pro forma basis after giving effect to the merger, approximately 25% of Regency Realty's 23.0 million square feet of GLA was located in Florida, 15% was located in California, 14% was located in Texas and 12% was located in Georgia. As of this date, Regency Realty's shopping centers (excluding centers under development) were approximately 95% leased on a pro forma basis after giving effect to the merger.

    The merger has also increased our geographic scope, while our strategy remains intact. Our target markets have grown from 23 eastern and mid-western markets before the merger to 37 markets across the United States. As of December 31, 1998, on a pro forma basis after giving effect to the merger, 76% of our grocery-anchored shopping centers were anchored by the grocery store with the first or second leading market share, measured by total market sales.

Operating and Investment Philosophy

    With the completion of the merger, our key operating and investment objective remains the same--to create long-term shareholder value by:

 .   growing our high quality real estate portfolio of grocery-anchored neighborhood shopping centers in attractive infill markets,

 .   maximizing the value of the portfolio through our "Retail Operating
    System," which incorporates research based investment strategies, value-added leasing and management systems, and customer-driven development programs, and


 .   using conservative financial management and our substantial capital base to access the most cost-effective capital to fund our growth.

    We believe that the key to achieving this objective is our single focus on, and growing critical mass of, quality grocery-anchored neighborhood shopping centers in our target markets. We believe that the merger with Pacific Retail Trust will enhance our ability to achieve this objective.

Grocery-Anchored Infill Strategy

    Our investment strategy is focused on grocery-anchored infill shopping centers. Infill locations are situated in densely populated residential communities where there are significant barriers to entry, such as zoning restrictions, growth management laws or limited availability of sites for development or expansions. We are focused on building a platform of grocery-anchored neighborhood shopping centers because grocery stores provide convenience shopping for daily necessities, generate foot traffic for adjacent "side shop" tenants and should be better able to withstand adverse economic conditions. By developing close relationships with the leading supermarket chains, we believe we can attract the best "side shop" merchants and enhance revenue potential.

Research Driven Market Selection

    We have identified 37 markets in the United States as target markets. These markets were selected because, in general, they offer greater growth in population, household income and employment than the national averages. In addition, we believe that we can achieve "critical mass" in these markets (defined as owning or managing 4 to 5 shopping centers) and that we can generate sustainable competitive advantages, through long-term leases to the predominant grocery-anchor and by capitalizing on other barriers to entry by competition. The properties we currently own are in submarkets with an average 3-mile population of approximately 75,000, average household income of approximately $67,000 and projected 5-year population growth of 6.7%. We believe that these statistics compare favorably with national averages in these categories.

Retail Operating System

    Our Retail Operating System drives our value-added operating strategy. Our Retail Operating System is characterized by:

 .   proactive leasing and management,

 .   value enhancing remerchandising initiatives,

 .   our "preferred customer initiative", and

 .   a customer-driven development and redevelopment program.

 Proactive leasing and management

    Our integrated approach to property management strengthens our leasing and management efforts. Property managers are an integral component of the acquisition and integration teams. Thorough, candid tenant interviews by property managers during acquisition due diligence allow us to quickly assess, prior to closing, problem areas as well as opportunities for revenue enhancement. Property managers are responsible not only for the general operations of their centers, but also for coordinating leasing efforts, thereby aligning their interests with ours. In addition, our information systems allow managers to spot future lease expirations and to proactively market and remerchandise spaces several years in advance of such expirations.

 Value enhancing remerchandising initiatives

    We believe that certain shopping centers underserve their customers, reducing foot traffic and negatively affecting the tenants located in the shopping center. In response, we have initiated a remerchandising program directed at obtaining the optimal mix of tenants offering goods, personal services and entertainment and dining options in each of our shopping centers. By re-tenanting shopping centers with tenants that more effectively service the community, we expect to increase sales, and therefore the value of our shopping centers.

 Preferred customer initiative

    We have established a preferred customer initiative, staffed with dedicated personnel whose goal is to establish new or strengthen existing strategic relationships with successful retailers at the national, regional and local levels. We achieve this goal by establishing corporate relationships, negotiating standard lease forms and working with the preferred customers to match expansion plans with future availability in our shopping centers. We monitor retail trends and the operating performance of these preferred customers. We expect the benefits of the preferred customer initiative to improve the merchandising and performance of the shopping centers, establish brand recognition among leading operators, reduce turnover of tenants and reduce vacancies. We currently have identified and are developing relationships with 68 preferred customers, including Radio Shack, GNC, Hallmark Cards, Mailboxes, Etc. and Starbucks Coffee, and continue to target additional tenants with which to establish preferred customer relationships.

 Customer-driven development and redevelopment program

    We conduct our development and redevelopment program in close cooperation with our major customers, including Kroger, Publix and Eckerd. We use our development capabilities to service our customer's growth needs by building or redeveloping modern properties with state of the art supermarket formats that generate higher returns for us under new long-term leases. In 1998, on a pro forma basis giving effect to the Pacific Retail Trust merger as of January 1, 1998, we began development on 26 retail projects, including new developments, redevelopments and build-to-suits and, upon completion, we will have invested $238 million in these projects. During 1997, we began development on 16 retail projects, including new developments, redevelopments and build-to-suits and, upon completion, we will have invested $87 million in these projects. We reduce our development risk by obtaining signed anchor leases prior to beginning construction.

Capital Strategy

    We intend to maintain a conservative capital structure designed to enhance access to capital on favorable terms, to allow growth through development and acquisition and to promote future earnings growth. Although neither Regency Realty's nor our organizational documents limit the amount of debt that may be incurred, limitations have been established by the covenants governing our line of credit and our 7 1/8% Notes due July 15, 2005.

                                   PROPERTIES

    Our properties and the properties of Regency Realty as of December 31, 1998 are summarized below by state on a pro forma basis after giving effect to the Pacific Retail Trust merger as of December 31, 1998.

                             Regency Centers/Pacific Retail        Regency Realty/Pacific Retail
                                    Merger Pro Forma                     Merger Pro Forma
                         -------------------------------------- -----------------------------------
 Location                # Properties(1)    GLA     % Leased(2) # Properties    GLA     % Leased(2)
 --------                --------------- ---------- ----------- ------------ ---------- -----------
Florida.................        36        4,571,617     92.9%        46       5,728,347     91.4%
California..............        32        3,461,322     97.0         32       3,461,322     97.0
Georgia.................        25        2,560,383     92.8         27       2,737,590     93.1
Texas...................        24        3,314,668     90.2         24       3,314,668     90.2
Ohio....................        12        1,527,510     96.8         13       1,786,521     93.4
North Carolina..........        12        1,239,783     98.3         12       1,239,783     98.3
Colorado................         9          865,431     94.1          9         865,431     94.1
Washington..............         8          762,560     97.3          8         762,560     97.3
Oregon..................         6          583,704     91.4          6         583,704     91.4
Alabama.................         0                0      0.0          5         516,060     99.0
Tennessee...............         4          295,179     96.8          4         295,179     96.8
Arizona.................         2          326,984     99.8          2         326,984     99.8
Virginia................         2          197,324     97.7          2         197,324     97.7
Mississippi.............         0                0      0.0          2         185,061     97.6
Michigan................         2          177,929     81.5          2         177,929     81.5
South Carolina..........         2          162,056    100.0          2         162,056    100.0
Kentucky................         1          205,060     95.6          1         205,060     95.6
Missouri................         1           82,498     99.8          1          82,498     99.8
Delaware................         1          232,752     94.8          1         232,752     94.8
Illinois................         1          178,600     86.9          1         178,600     86.9
                               ---       ----------    -----        ---      ----------    -----
  Total/Weighted
   average..............       180       20,745,360     94.1%       200      23,039,429     93.6%
                               ===       ==========    =====        ===      ==========    =====

--------
(1) Includes eight properties which we anticipate that Regency Realty will contribute to us during the second quarter of 1999, subject to the receipt of required third party consents. There can be no assurances that such contribution will occur.
(2) Includes 19 properties under development or redevelopment for Regency Realty, of which 18 are under development or redevelopment for Regency Centers. If centers under development or redevelopment were excluded, Regency Centers' shopping centers would be 95.3% leased as of December 31, 1998 and Regency Realty's shopping centers would be 94.9% leased as of December 31, 1998.

    The following table summarizes the largest tenants occupying our shopping centers and the shopping centers of Regency Realty as of December 31, 1998, based upon percentage of total annual base rent exceeding 1%, on a pro forma basis after giving effect to the Pacific Retail Trust merger.

                             Regency Centers/Pacific Retail          Regency Realty/Pacific Retail
                                    Merger Pro Forma                       Merger Pro Forma
                         -------------------------------------- ---------------------------------------
                                     % of                % of              % of
                                   Regency              Regency           Regency               % of
                                   Centers- Total Base  Centers           Realty- Total Base   Regency
                                    Owned    Rent (in    Base              Owned   Rent (in    Realty
 Tenant                     GLA      GLA     Millions)   Rent      GLA      GLA    Millions)  Base Rent
 ------                  --------- -------- ----------- ------- --------- ------- ----------- ---------
Kroger(1)............... 2,150,646   10.4%  $17,836,872   7.9%  2,150,646   9.3%  $17,836,872    7.3%
Publix(1)............... 1,258,351    6.1     8,313,059   3.7   1,439,762   6.2     9,254,154    3.8
Albertsons(1)...........   755,932    3.6     7,142,323   3.1     755,932   3.3     7,142,323    2.9
Blockbuster.............   359,267    1.7     5,852,514   2.6     365,667   1.6     6,001,826    2.4
Winn Dixie(1)...........   541,411    2.6     3,946,457   1.7     748,329   3.2     5,131,795    2.1
Tom Thumb...............   459,732    2.2     4,241,401   1.9     459,732   2.0     4,241,401    1.7
Safeway.................   458,403    2.2     3,818,959   1.7     458,403   2.0     3,818,959    1.6
Fred Meyer(2)...........   409,463    2.0     3,724,189   1.6     409,463   1.8     3,724,189    1.5
K-Mart..................   507,645    2.4     2,615,359   1.2     507,645   2.2     2,615,359    1.1
Walgreens...............   192,401    0.9     1,848,885   0.8     247,331   1.1     2,414,867    1.0

--------
(1) The average years remaining on the current leases of the four largest grocery store tenants occupying our properties on a pro forma basis giving effect to the Pacific Retail Trust merger as of December 31, 1998 are as follows: Kroger, 18.14 years; Publix, 11.84 years; Albertsons, 15.34 years; and Winn Dixie, 12.89 years.
(2) On October 18, 1998, Kroger and Fred Meyer entered into an agreement pursuant to which Fred Meyer will merge into Kroger.

                               ----------------

    Our leases have lease terms generally ranging from three to five years for tenant space under 5,000 square feet. Leases greater than 10,000 square feet generally have lease terms in excess of five years, mostly comprised of anchor tenants with leases generally ranging from five to 40 years. Many of the anchor leases contain provisions allowing the tenant the option of extending the term of the lease at expiration. Our leases typically provide for the monthly payment in advance of fixed minimum rentals, additional rents calculated as a percentage of the tenant's sales (in some cases), the tenant's pro rata share of real estate taxes, insurance and common area maintenance expenses and reimbursement for utility costs if not directly metered.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1998, as adjusted to give effect to (1) the Pacific Retail Trust merger, and (2) the offerings and application of the net proceeds of the offerings. The capitalization table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference herein.

                                                     December 31, 1998
                                              --------------------------------
                                                          Regency
                                                          Centers/
                                                          Pacific
                                                           Retail
                                                           Trust
                                                           Merger   Offerings
                                                Actual   Pro Forma  Pro Forma
                                              ---------- ---------- ----------
                                                       (in thousands)
Debt:
  Notes payable.............................. $  362,745 $  464,492 $  464,492
  7.40% Notes due April 1, 2004..............        --         --     200,000
  Notes offered hereby.......................        --         --      50,000
  Unsecured line of credit(1)................    117,631    384,231    136,731
                                              ---------- ---------- ----------
    Total debt...............................    480,376    848,723    851,223
                                              ---------- ---------- ----------
Limited partners' interest in consolidated
 partnerships................................     11,559     11,559     11,559
                                              ---------- ---------- ----------
Partners' capital:
  Cumulative redeemable preferred units(2)...     78,800     78,800     78,800
  Operating partnership units................    495,468  1,266,022  1,266,022
                                              ---------- ---------- ----------
    Total partners' capital..................    574,268  1,344,822  1,344,822
                                              ---------- ---------- ----------
    Total capitalization..................... $1,066,203 $2,205,104 $2,207,604
                                              ========== ========== ==========

--------
(1) As of April 8, 1999, the outstanding balance on our line of credit was $447.9 million. We intend to apply the net proceeds of the offerings to repay outstanding balances under the line of credit and, after giving effect to this repayment, the outstanding balance under the line is expected to be $200.4 million. See "Use of Proceeds".
(2) Represents our 8.125% Series A Cumulative Redeemable Preferred Units sold in a private placement in 1998 and which are redeemable at our option under certain circumstances.

                            DESCRIPTION OF THE NOTES
Title: 7.75% Notes due April 1, 2009

Total principal amount being issued: $50,000,000

Due date for principal: April 1, 2009

Interest rate: 7.75% per annum

Date interest starts accruing: April 14, 1999

Interest due dates: Every April 1 and October 1

First interest due date: October 1, 1999

Regular record dates for interest: March 15 for April interest; September 15 for October interest

Form of Notes: The notes will be issued as one or more global securities, and may only be withdrawn from the Depositary in the limited situations described in the accompanying prospectus on page 16.

Name of Depositary: The Depository Trust Company ("DTC"). See the information under "Description of the Notes--Denomination, Registration, Transfer and Book-Entry Procedures" in the accompanying prospectus for more information about DTC's procedures.

Trading in DTC: Indirect holders trading their beneficial interests in the global securities through DTC must trade in DTC's same-day funds settlement system and pay in immediately available funds.

Redemption: We may redeem some or all of the notes at any time--that is, we may repay them early. You have no right to require us to call the notes.

Redemption Price: If we redeem the notes, we must pay you the principal amount of the notes we are redeeming, plus an amount which is intended to compensate you for the loss of interest over the term of the notes due to the early payment. This "Make-Whole Amount" is the excess of (1) the present value of the notes being redeemed and of the interest you would have received if we did not redeem the notes (exclusive of interest accrued to the redemption date) over
(2) the aggregate principal amount of notes we are redeeming. The present value is determined using a discount rate of 0.25% plus the average of the most recent published treasury rates for the maturity corresponding to the remaining time to maturity of the notes to be redeemed. In each case, we will also pay you accrued interest if we have not otherwise paid you interest through the redemption date. Notes will stop bearing interest on the redemption date, even if you do not collect your money.

  For more detailed information on the determination of the redemption price, you should read "Description of the Notes--Optional Redemption" beginning on page 17 and "--Certain Definitions" beginning on page 22, each in the accompanying prospectus.

Redemption Notices: We will give notice to DTC of any redemption we propose to make at least 30 days, but not more than 60 days, before the redemption date. If we redeem only some of the notes, DTC's practice is to determine by lot the amount of notes to be redeemed of each of its participating institutions. Notice by DTC to these participants and by participants to "street name" holders of indirect interests in the notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements.

Sinking Fund: There is no sinking fund.

Defeasance: We may defease the notes, or certain covenants of the notes, as described on page 26 of the accompanying prospectus.

Certain Covenants: The notes contain various covenants, including the following limitations on our ability to incur debt. For additional information on these covenants, including definitions of the capitalized terms in this summary, see "Description of the Notes--Covenants--Limitation on Indebtedness" beginning on page 19 and "Certain Definitions" beginning on page 22, each in the accompanying prospectus.

  . Neither Regency Centers nor any subsidiary will incur any Indebtedness if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers and its subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of, without duplication:

     (A) Total Assets as of the end of the most recent calendar quarter and

     (B) The purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any subsidiary since the end of the most recent calendar quarter, including proceeds obtained in connection with the incurrence of the additional Indebtedness.

  . Neither Regency Centers nor any subsidiary will incur any Indebtedness secured by any encumbrance on the property of Regency Centers or any subsidiary if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds from such Indebtedness, the aggregate amount of all outstanding Indebtedness of
      Regency Centers and its subsidiaries on a consolidated basis which is secured by an encumbrance on property of Regency Centers or any subsidiary is greater than 40% of the sum of:

     (A) Total Assets as of the end of the most recent calendar quarter and

     (B) The purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any subsidiary since the end of the most recent calendar quarter, including proceeds obtained in connection with the incurrence of the additional Indebtedness.

  . Neither Regency Centers nor any subsidiary will incur any Indebtedness if Consolidated Income Available for Debt Service for the four consecutive fiscal quarters most recently ended prior to the date of the incurrence of the additional Indebtedness, on a pro forma basis, would be less than 1.5 times the Annual Service Charge on all Indebtedness outstanding after giving effect to the incurrence of such Indebtedness and to the application of the proceeds from such Indebtedness, calculated on the assumptions described under "Description of the Notes--Covenants--Limitation on Indebtedness" beginning on page 19 of the accompanying prospectus.

 .   Regency Centers and its subsidiaries must at all times own Total
    Unencumbered Assets equal to at least 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of Regency Centers and its subsidiaries on a consolidated basis.

    The notes will also contain the other covenants described under "Description of the Notes--Covenants" beginning on page 18 and will be subject to the events of default described in "Description of the Notes--Events of Default" beginning on page 24, each in the accompanying prospectus.

    This section summarizes the specific financial and legal terms of the notes that are more generally described under "Description of the Notes" beginning on page 14 of the accompanying prospectus. If anything described in this section is inconsistent with the terms described under "Description of the Notes" in the accompanying prospectus, you should consider the terms here to be the ones that prevail.

                                 UNDERWRITING

    Regency Centers and the underwriters for the offering named below have en-tered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                                     Principal
                                                                      Amount
                            Underwriters                             of Notes
                            ------------                            -----------
 Goldman, Sachs & Co. ............................................. $32,600,000
 Morgan Stanley & Co. Incorporated.................................   5,800,000
 Prudential Securities Incorporated................................   5,800,000
 Salomon Smith Barney Inc. ........................................   5,800,000
                                                                    -----------
    Total.......................................................... $50,000,000
                                                                    ===========

                               ----------------

    Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.400% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.250% of the principal amount of the notes. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

    The notes are a new issue of securities with no established trading market. Regency Centers has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    Regency Centers estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $175,000.

    Regency Centers has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with Regency Centers and its affiliates.
                                     S-15

                               VALIDITY OF NOTES

    The validity of the notes offered hereby and the guarantees will be passed upon for Regency Centers and the guarantors by Foley & Lardner, Jacksonville, Florida. The validity of the notes offered hereby and the guarantees will be passed upon for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

    The consolidated financial statements and schedule of Regency Centers, L.P. as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, the consolidated financial statements of Regency Realty Corporation as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, the financial statements of Regency Office Partnership, L.P. and RRC FL Five, Inc. as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, and the financial statements of RRC Acquisitions, Inc. as of December 31, 1998 and 1997, and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Pacific Retail Trust as of December 31, 1998 and 1997, and for each of the years in the two-year period ended December 31, 1998, incorporated by reference herein, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

 PROSPECTUS
                                    [LOGO OF REGENCY CENTERS, L.P. APPEARS HERE]
$600,000,000
Notes

                                     Regency Centers, L.P.
                                     121 W. Forsyth Street
                                     Suite 200
                                     Jacksonville, Florida 32202
                                     (904) 356-7000

--------------------------------------------------------------------------------

Regency Centers, L.P. may offer from time to time up to $600,000,000 of unsecured notes. We will provide the amount, price and terms of the notes in a prospectus supplement.

The notes will be guaranteed by our affiliates Regency Realty Corporation, RRC FL Five, Inc., RRC Acquisitions, Inc. and Regency Office Partnership, L.P.

If any agents, underwriters or dealers are involved in the sale of the notes, we will include the names of such agents, underwriters or dealers and their commissions or discounts and the net proceeds we will receive from such sale in a prospectus supplement.

This prospectus may not be used for the sale of notes unless accompanied by a prospectus supplement.

See "Risk Factors" beginning on page 3 for a discussion of material risks which you should consider before buying notes.

--------------------------------------------------------------------------------

These notes have not been approved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

March 9, 1999

                               PROSPECTUS SUMMARY

                                   THE ISSUER

Regency Centers, L.P. is a limited partnership which acquires, owns, develops and manages neighborhood shopping centers in the eastern half of the United States. We are the primary entity through which our general partner, Regency Realty Corporation, owns and operates its properties. Regency Realty is a real estate investment trust whose common stock is traded on the New York Stock Exchange.

                                 THE GUARANTORS

Regency Realty, our general partner and 96% owner, will unconditionally guarantee the notes, jointly and severally with its subsidiaries RRC Acquisitions, Inc. and RRC FL Five, Inc. and our subsidiary, Regency Office Partnership, L.P.

                                NEW DEVELOPMENTS

On February 28, 1999, Pacific Retail Trust merged into Regency Realty. Pacific Retail Trust owned grocery and drugstore-anchored shopping centers in the western United States.

During December 1998, Regency Realty transferred Hyde Park, a 100% owned shopping center which Regency Realty acquired in June 1997, to us. We have accounted for the transfer of Hyde Park at historical cost in a manner similar to a pooling of interests, as if we had directly acquired Hyde Park in June 1997 (the date of its acquisition by Regency Realty). However, with respect to financial and property information as of September 30, 1998 and December 31, 1997 included in this prospectus, we have not restated amounts to reflect the effect of the transfer of Hyde Park to us.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Our general partner also maintains a web site at www.regencyrealty.com.

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the notes:

 .  Our registration statement on Form 10 filed August 7, 1998 (Commission file
   No. 0-24763) as amended by Form 10/A filed October 20, 1998, by Form 10/A-2 filed November 25, 1998 and by Form 10/A-3 filed January 11, 1999;

 .  Our quarterly reports on Form 10-Q for the quarters ended June 30, 1998
   (Commission File No. 1-12298) as amended by Form 10-Q/A filed October 20, 1998, and September 30, 1998 (Commission File No. 0-24763);

 . Regency Realty Corporation's annual report on Form 10-K for the fiscal year ended December 31, 1997 (Commission File No. 1-12298);

 . Regency Realty Corporation's quarterly reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 (Commission File No. 1-12298);

 .  Regency Realty Corporation's current reports on Form 8-K dated January 12,
   1998 (as amended by form 8-K/A dated March 11, 1998);

 . Regency Centers, L.P. pro forma condensed consolidated financial statements as of September 30, 1998 and for the nine month period ended September 30, 1998 and the year ended December 31, 1997 and the notes related to the foregoing, on pages P-2 through P-13 of the Regency Centers, L.P. registration statement on Form S-4 (Commission File No. 333-63723);

 . Pacific Retail Trust pro forma condensed consolidated financial statements as of September 30, 1998 and for the nine months ended September 30, 1998, and for the year ended December 31, 1997 and the notes related to the foregoing, on pages P-14 through P-20 of the Regency Centers, L.P. registration statement on Form S-4 (Commission File No. 333-63723);

 .  Pacific Retail Trust consolidated financial statements as of December 31,
   1997 and 1996 and for each of the years in the two-year period ended December 31, 1997, and the period from inception through December 31, 1995, the notes related to the foregoing and the financial statement schedule of Pacific Retail Trust, on pages F-34 through F-62 and pages S-1 through S-3 of the Regency Centers, L.P. registration statement on Form S-4 (Commission File No. 333-63723; and

 . Pacific Retail Trust unaudited consolidated financial statements as of September 30, 1998 and for the nine-months ended September 30, 1998 and 1997 and the notes to the foregoing, on pages F-63 through F-81 of the Regency Centers, L.P. registration statement on Form S-4 (Commission File No. 333-63723).

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

  Ms. Lesley Stocker
  Shareholder Communications
  Regency Realty Corporation
  121 W. Forsyth Street
  Suite 200
  Jacksonville, FL 32202
  (904) 356-7000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                  RISK FACTORS

The following contains a description of the material risks involved in owning notes.

 Our Debt Financing May Adversely
 Affect Payment of Notes


We do not expect to generate sufficient funds from operations to make balloon principal payments when due on our debt, including the notes. If we are unable to refinance our debt on acceptable terms, we might be forced to dispose of properties, which might result in losses, or to obtain financing at unfavorable terms. Either could reduce the cash flow available to meet debt service obligations. In addition, if we are unable to meet required mortgage payments, the property securing the mortgage could be foreclosed upon by the mortgagee, causing the loss of cash flow from that property to meet debt service obligations.

Neither Regency Realty's nor our organizational documents limit the amount of debt that may be incurred. Regency Realty has established a policy limiting total debt to 50% of total assets at cost and maintaining a minimum debt service coverage ratio of 2:1. The board of directors of Regency Realty may amend this policy at any time without the approval of its shareholders or our limited partners.

Unless otherwise indicated in the prospectus supplement, the indenture for the notes will permit us to incur additional debt, subject to certain limits. The degree to which we are leveraged could have important consequences to you, including the following:

 . Leverage could affect our ability to obtain additional financing in the future to repay the notes or for working capital, capital expenditures, acquisitions, development or other general corporate purposes, and

 . Leverage could make us more vulnerable to a downturn in our business or the economy generally.

As of September 30, 1998, 33.7% of our properties were encumbered by debt in the amount of $216.8 million. We also had $167.4 million of unsecured debt outstanding as of September 30, 1998. Substantially all of our debt is cross-defaulted, but not cross-collateralized. Our line of credit also imposes certain covenants which limit our flexibility in obtaining other financing, such as limitations on floating rate debt and a prohibition on negative pledge agreements.

 Increased Interest Rates May
 Reduce Our Cash Flow


We are obligated on floating rate debt. If we do not eliminate our exposure to increases in interest rates through interest rate protection or cap agreements, such increases may reduce cash flow and our ability to service our debt. As of September 30, 1998, we had outstanding debt of $58.6 million subject to floating interest rates, or 15.2% of our total debt as of that date. We were a party to 30-day LIBOR contracts with respect to $45.9 million of this floating rate debt. If interest rates increase significantly, we would consider entering into interest rate swap or cap agreements with respect to all or a portion of our remaining floating rate debt.

We are also prohibited by the terms of our unsecured line of credit from incurring other floating rate debt in excess of 25% of the gross asset value of our assets unless we obtain interest rate swaps, caps or collars which prevent the effective interest rate on the portion of such other debt in excess of 25% from increasing above 9% per year.

Although swap agreements would enable us to convert floating rate liabilities to fixed rate liabilities and cap agreements would enable us to cap our maximum interest rate, they would expose us to the risk that the counterparties to such hedge agreements may not perform, which could increase our exposure to rising interest rates. Generally, however, the counterparties to our hedging agreements would be major financial institutions. If we enter into any swap agreements in the future, decreases in interest rates would increase our interest expense as compared to the underlying floating rate debt. This could result in our making payments to unwind such agreements, such as in connection with a prepayment of the floating rate debt. Cap agreements would not protect us from increases up to the capped rate.

 Effective Subordination of Notes
 May Reduce Amounts Available for
 Payment of Notes


The notes will be unsecured. Because the holders of secured debt may foreclose on our assets securing such debt, thereby reducing the cash flow from the foreclosed property available for payment of unsecured debt, and because the holders of secured debt would have priority over unsecured creditors in the event of our liquidation, the notes will be effectively subordinated to our secured debt. The indenture for the notes permits us to enter into additional mortgages and incur secured debt provided certain conditions are met. See "Description of Notes--Covenants". Consequently, in the event of our bankruptcy, liquidation or similar proceeding, the holders of secured debt will be entitled to proceed against their collateral, and such collateral will not be available for payment of unsecured debt, including the notes.

The guarantees of the notes by the guarantors are unsecured obligations of the guarantors, and (1) are effectively subordinated to mortgage and other secured debt of the guarantors and (2) rank equally with the guarantors' other unsecured and unsubordinated debt.

 Loss of Revenues from Major Tenant
 Could Reduce Our Future Cash Flow


We derive significant revenues from anchor tenants such as Kroger or Publix that occupy more than one center. Kroger and Publix accounted for 3.3% and 10.5%, respectively, of our annualized rental revenues for the year ended December 31, 1997 and 14.9% and 8.4%, respectively, for the nine months ended September 30, 1998. We could be adversely affected by the loss of revenues in the event a major tenant:

 .  files for bankruptcy or insolvency;

 .  experiences a downturn in its business;

 .  does not renew its leases as they expire; or

 .  renews at lower rental rates.

Vacated anchor space, including space owned by the anchor, can reduce rental revenues generated by the shopping center because of the loss of the departed anchor tenant's customer drawing power. Most anchors have the right to vacate and prevent retenanting by paying rent for the balance of the lease term. If certain major tenants cease to occupy a property, then certain other tenants are entitled to terminate their leases at the property.

 We Could be Adversely Affected by
 Poor Market Conditions where
 Properties are Geographically
 Concentrated


Our performance depends on the economic conditions in markets in which our properties are concentrated, including Florida and Georgia. Our operating results could be adversely affected if market conditions, such as an oversupply of space or a reduction in demand for real estate, in such areas become more competitive relative to other geographic areas.

 Rapid Growth Through Acquisitions
 Places Strain on Our Resources


We have pursued extensive growth opportunities. We invested $335.2 million in acquisitions during 1997 and an additional $321.2 million as of September 30, 1998. This expansion has placed significant demands on our operational, administrative and financial resources. At the time of its initial public offering in 1993, Regency Realty had 102 employees and assets of $150 million. However, as of December 31, 1997, Regency, through Regency Centers, L.P., had 360 employees, an increase of 350%, and assets of $827 million, an increase of 550%.

In addition, acquiring properties using borrowed funds increases our ratio of total debt to total assets at cost, although we have historically maintained a ratio of less than 50% in accordance with our internal policy. As of September 30, 1998, our ratio of debt to total assets was 40%. You can expect that the growth of our real estate portfolio will continue to place a significant strain on our operational, administrative and financial resources. Our future performance and ability to repay the notes depends in part on our ability to attract and retain qualified personnel to manage our growth and operations.

 Partnership Structure May Limit
 Flexibility to Manage Assets


We are Regency Realty's primary property-owning vehicle. From time to time, we acquire properties in exchange for limited partnership interests. This acquisition structure may permit limited partners who contribute properties to us to defer some, if not all, of the income tax that they would incur if they sold the property.

Properties contributed to us may have unrealized gain attributable to the difference between the fair market value and adjusted tax basis in the properties prior to contribution. As a result, the sale of these properties could cause adverse tax consequences to the limited partners who contributed the properties.

Generally, we have no obligation to consider the tax consequences of our actions to any limited partner. However, we may acquire properties in the future subject to material restrictions on refinancing or resale designed to minimize the adverse tax consequences to the limited partners who contribute such properties. These restrictions could significantly reduce our flexibility to manage our assets by preventing us from reducing mortgage debt or selling a property when such a transaction might be in our best interest in order to reduce interest costs or dispose of an under-performing property.

 Unsuccessful Development
 Activities Could Reduce Cash Flow


We intend to selectively pursue development activities as opportunities arise. Such development activities generally require various government and other approvals. We may not recover our investment in development projects for which approvals are not received. We will incur risks associated with any such development activities. These risks include:

 . the risk that we may abandon development opportunities and lose our investment in such developments;

 . the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable;

 .  lack of cash flow during the construction period; and

 . the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable.

In case of an unsuccessful development project, our loss could exceed our investment in the project. Also, we have competitors seeking properties for development, some of which may have greater resources than we have.

If we sustain material losses due to an unsuccessful development project, our cash flow will be reduced and the creditworthiness of the notes may be adversely affected.

 Uninsured Loss May Adversely
 Affect Our Ability to Pay Notes


We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to our properties with policy specifications and insured limits customarily carried for similar properties. We believe that the insurance carried on our properties is adequate in accordance with industry standards. There are, however, certain types of losses (such as from hurricanes, wars or earthquakes) which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. If an uninsured loss occurs, we could lose both the invested capital in and anticipated revenues from the property, and would still be obligated to repay any recourse mortgage debt on the property. In that event, our cash flow available to pay the notes could be reduced.

 Highly Leveraged Transaction or
 Change In Control May Adversely
 Affect Credit-worthiness of Notes


The indenture for the notes contains provisions that are intended to protect holders of the notes against adverse effects on the creditworthiness of the notes in the event of a highly leveraged transaction or a significant corporate transaction (such as the acquisition of securities, merger, the sale of assets or otherwise) involving us or Regency Realty. However, the indenture does not contain provisions which protect holders of notes against adverse effects of a change in control per se, such as the sale of Regency Realty stock or the election of directors of Regency Realty. Accordingly, there can be no assurance that we or Regency Realty will not enter into such a transaction and thereby adversely affect our ability to meet our obligations under the notes or Regency Realty's obligation under its guarantee. Moreover, there can be no assurance that a significant corporate transaction such as an acquisition which complies with the indenture provisions will not adversely affect the creditworthiness of the notes.

 Tax-Driven Actions By Regency
 Realty May Reduce Creditworthiness
 of Notes


We must rely upon Regency Realty as general partner to manage our affairs and business. In addition to the risks described above that relate to us, Regency Realty is subject to certain other risks that may affect its financial condition, including adverse consequences if Regency Realty fails to qualify as a real estate investment trust for federal income tax purposes. Regency Realty, as our general partner, could cause us to take actions which help Regency Realty maintain its qualification as a real estate investment trust even though such actions may adversely affect the creditworthiness of the notes. For example, Regency Realty could cause us to incur debt to enable it to fulfill the shareholder distribution requirements necessary to maintain its real estate investment trust qualification. If Regency fails to qualify as a real estate investment trust, the adverse tax consequences could also reduce its ability to satisfy its obligations under its guarantee.

 SC-USRealty Contractual
 Limitations May Adversely Impact
 Our Operations and Cash Flow


Security Capital Holdings SA. (together with its parent company, Security Capital U.S. Realty, "SC-USRealty") owned 11,720,216 shares of common stock of Regency Realty as of September 30, 1998, constituting 37.5% of Regency Realty's common stock outstanding on that date (including options and convertible securities on a fully diluted basis). As a result of the merger of Pacific Retail Trust into Regency Realty, SC-USRealty owned 52.3% of Regency's common stock on a fully diluted basis. An amendment to Regency Realty's Articles of Incorporation in connection with the merger permits SC-USRealty to increase its ownership of Regency Realty common stock after the merger to up to 60% on a fully diluted basis. See "--Prohibitions on Investments by Non-U.S. Investors Limits Ability to Raise Capital."

SC-USRealty is Regency Realty's single largest shareholder and has participation rights entitling it to maintain its percentage ownership of the common stock. SC-USRealty has the right to nominate the number of the directors of Regency Realty's board of directors proportionate to its ownership in Regency Realty, rounded down to the nearest whole number, but not more than 49% of the board. Although certain "standstill" provisions preclude SC-USRealty from owning more than 60% of Regency Realty common stock on a fully diluted basis and limit SC-US Realty's ability to vote its shares, SC-USRealty has substantial influence over Regency Realty's affairs. If the standstill period or any standstill extension term ends, SC-USRealty could be in a position to control the election of the board or the outcome of any corporate transaction or other matter submitted to the shareholders for approval.

Regency Realty has agreed with SC-USRealty to certain limitations on Regency Realty's operations, including restrictions relating to:

 .  incurrence of total debt exceeding 60% of the gross book value of Regency
   Realty's consolidated assets,

 .  investments in properties other than certain shopping centers,

 .  the amount of assets that it owns indirectly through other entities,

 .  the amount of assets managed by third parties,

 .  the amount of passive income produced by Regency Realty and

 .  entering into joint ventures or similar arrangements.

These restrictions, which are intended to permit SC-USRealty to comply with certain requirements of the Internal Revenue Code, and other countries' tax laws applicable to foreign investors, limit somewhat Regency Realty's flexibility to structure transactions that might otherwise be advantageous to Regency Realty or to us. Although we do not believe that these limitations will materially impair our ability to conduct our business, there can be no assurance that these limitations will not adversely affect our operations in the future, including causing a reduction in the cash flow available for payment of the notes.

 Prohibitions on Investments by
 Non-US. Investors Limit Ability to
 Raise Capital


In connection with the merger of Pacific Retail Trust, Section 5.14 of Regency's Realty's Articles of Incorporation, which contains certain restrictions on transfers, was amended to expressly permit SC-USRealty to increase its ownership to 60% of Regency Realty's common stock on a fully diluted basis, even though Regency Realty ceased to be a domestically controlled REIT as a result of the merger. Section 5.14 of Regency Realty's Articles, as amended, contains prohibitions on transfers of shares which will:

 .  preserve Regency Realty's ability to requalify as a domestically controlled
   REIT if ownership by non-U.S. persons drops below 50% by value of Regency Realty's outstanding capital stock, and

 . ensure that once Regency Realty returns to the status of a domestically controlled REIT, it will remain one unless such restrictions are waived by SC-USRealty.

Once Regency Realty requalifies as a domestically controlled REIT, Section 5.14 invalidates any issuance or transfer of shares that would (1) result in 4.9% or more of the fair market value of Regency Realty's capital stock being held by non-U.S. persons excluding SC-USRealty, or (2) result in 50% or more of such fair market value being held by non-U.S. persons, including SC-USRealty. SC-USRealty has the right to waive any of these restrictions.

The transfer restrictions summarized above will limit Regency Realty's ability to raise capital from non-U.S. persons and therefore may reduce the capital available for payment of the notes.

 We Face Competition from Numerous
 Sources


The ownership of shopping centers is highly fragmented, with less than 10% owned by real estate investment trusts. We face competition from other real estate investment trusts in the acquisition, ownership and leasing of shopping centers as well as from numerous small owners. We compete to develop shopping centers with other real estate investment trusts engaged in development activities as well as with local, regional and national real estate developers. We compete in the acquisition of properties through proprietary research that identifies opportunities in markets with high barriers to entry and higher-than-average population growth and household income. We seek to maximize rents per square foot by establishing relationships with supermarket chains that are first or second in their markets and leasing non-anchor space in multiple centers to national or regional tenants. We compete to develop properties by applying our proprietary research methods to identify development and leasing opportunities and by pre-leasing an average of 85% of a center before beginning construction.

There can be no assurance, however, that other real estate owners or developers will not utilize similar research methods and target the same markets and anchor tenants that we target, or that such entities may successfully control these markets and tenants to our exclusion. If we cannot successfully compete in our targeted markets, our cash flow, and therefore our ability to pay the notes, may be adversely affected.

 Costs of Environmental Remediation
 Could Reduce Our Cash Flow

Under various federal, state and local laws, an owner or manager of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. The cost of any required remediation and the owner's liability therefor could exceed the value of the property and/or the aggregate assets of the owner.

We have approximately 30 properties, including 8 acquired from Pacific Retail Trust, and three guarantors of the notes own 4 additional properties that will require or are currently undergoing varying levels of environmental remediation. These remediations are not expected to have a material financial effect on us or the guarantors due to financial statement reserves and various state-regulated programs that shift the responsibility and cost for remediation to the state.

The presence of such substances, or the failure to properly remediate hazardous or toxic substances, may adversely affect our ability to sell or rent a contaminated property or borrow using such property as collateral. Any of these developments could reduce the cash flow available for payment of the notes.

                                USE OF PROCEEDS

The net proceeds from the sale of the notes will be used for general corporate purposes, which may include the repayment of outstanding indebtedness, the acquisition of shopping centers as suitable opportunities arise, the expansion and improvement of properties in our portfolio and development costs for new centers. If we use the net proceeds for another purpose, we will include that information in a prospectus supplement.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges for the nine months ended September 30, 1998 and the years ended December 31, 1997, 1996, 1995 and 1994 were 2.2, 2.4,
1.7, 1.0 and 1.0 respectively.

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to net income from operations, excluding non-recurring gains and losses from the sale of operating real estate. Fixed charges consist of interest costs (whether expensed or capitalized) and amortization of deferred debt costs.

Prior to Regency Realty's initial public offering in November 1993, Regency Realty's predecessor, The Regency Group, Inc., was privately held, and its properties were encumbered by significantly higher levels of debt bearing interest at higher rates than the levels and rates applicable to Regency Realty and us. Regency Realty's predecessor had net losses for the period from January 1, 1993 to November 4, 1993, and for the years ended December 31, 1992, 1991 and 1990, and earnings were not adequate to cover fixed charges during such periods. The ratios of earnings to fixed charges for such periods are not meaningful in light of the equity provided by Regency Realty's initial public offering and the concurrent refinancing of the predecessor's mortgage debt.

                         REGENCY REALTY AND THE ISSUER

We acquire, own, develop and manage neighborhood shopping centers in targeted markets. As a result of our formation in 1996 and the consolidation of substantially all of our neighborhood shopping centers in early 1998, we are the primary entity through which Regency Realty Corporation ("Regency Realty") owns and operates its properties and through which Regency Realty intends to expand its ownership and operation of properties. As of September 30, 1998, we owned, directly or indirectly, 104 of Regency Realty's 125 properties in the eastern half of the United States, containing approximately 11.5 million square feet of gross leasable area ("GLA"). As of September 30, 1998, Regency Realty had an investment in real estate of approximately $1.1 billion.

As of September 30, 1998, approximately 60% of Regency Realty's 14.2 million square feet of GLA was located in Georgia and Florida. Regency Realty's shopping centers (excluding centers under development) were approximately 92.7% leased as of September 30, 1998.

On September 23, 1998, Pacific Retail Trust agreed to merge with and into Regency Realty. Pacific Retail Trust owns grocery and drugstore-anchored shopping centers in the western United States. We anticipate that the merger will be effective on February 28, 1999.

Operating And Investment Philosophy

Regency Realty's key operating and investment objective is to create long-term shareholder value by:

 . growing its high quality real estate portfolio of grocery-anchored neighborhood shopping centers in attractive infill markets;

 . maximizing the value of the portfolio through its "Retail Operating System," developed in conjunction with SC-USRealty, which incorporates research based investment strategies, value-added leasing and management systems, and customer-driven development programs; and

 . using conservative financial management and Regency Realty's substantial capital base to access the most cost effective capital to fund Regency Realty's growth.

Management believes that the key to achieving its objective is its single focus on, and growing critical mass of, quality grocery-anchored neighborhood shopping centers. In the opinion of management, our premier platform of shopping centers in targeted markets, our proprietary research capabilities, our value enhancing Retail Operating System, our cohesive and experienced management team and our access to competitively priced capital enable us to maintain a competitive advantage over other operators.

Regency Realty believes that ownership of the approximately 30,000 shopping centers throughout the United States is highly fragmented, with less than 10% owned by REITs, and that many centers are held by unsophisticated and undercapitalized owners. Regency Realty has identified approximately 1,000 centers in its target markets as potential acquisition opportunities, of which less than 10% are owned by REITs. As a result, Regency Realty believes that an opportunity exists for it to be a consolidating force in the industry. In addition, Regency Realty believes that through proprietary demographic research and targeting, its portfolio and tenant mix can be customized for and marketed to national and regional retailers, thereby producing greater sales and a value-added shopping environment for both retailer and shopper.

Our shopping center properties feature some of the most attractive characteristics in the industry:

 .  an average age of 7 years;

 .  an average remaining grocery-anchor lease term of 15 years; and

 . an average grocery-anchor size of 48,000 square feet (45% of the square footage of the grocery-anchored centers on average) (in each case, as of September 30, 1998).

Grocery-Anchored Infill Strategy

We focus our investment strategy on grocery-anchored infill shopping centers. Infill locations are situated in densely populated residential communities where there are significant barriers to entry, such as zoning restrictions, growth management laws or limited availability of sites for development or expansions. We are focused on building a platform of grocery-anchored neighborhood shopping centers because grocery stores provide convenience shopping for daily necessities, generate foot traffic for adjacent "side shop" tenants and should be better able to withstand adverse economic conditions. By developing close relationships with the leading supermarket chains, we believe we can attract the best "side shop" merchants and enhance revenue potential. Based on our research, at September 30, 1998, 70 of our shopping centers were anchored by the grocery store with the first or second leading market share, as measured by total market sales.

Research Driven Market Selection

We have identified 21 markets in the eastern half of the United States as target markets. These markets were selected because, in general, they offer greater growth in population, household income and employment than the national averages. In addition, we believe that we can achieve "critical mass" in these markets (defined as owning or managing 4 to 5 shopping centers) and that we can generate sustainable competitive advantages, through long-term leases to the predominant grocery-anchor and other barriers to entry from competition. Within these markets, our research staff further defines and selects submarkets and trade areas based on additional analysis of the above data. We then identify target properties and their owners (including development opportunities) within these submarkets and trade areas based on 3-mile radius demographic data and rank potential properties for purchase. Our properties are currently in submarkets with an average 3-mile population of 69,000, average household income of $62,000 and projected 5-year population growth of 12%.

Retail Operating System

Our Retail Operating System drives our value-added operating strategy. Our Retail Operating System is characterized by:

 .  proactive leasing and management;

 .  value enhancing remerchandising initiatives;

 .  our "preferred customer initiative"; and

 .  a customer-driven development and redevelopment program.

Proactive leasing and management

Our integrated approach to property management strengthens our leasing and management efforts. Property managers are an integral component of the acquisition and integration teams. Thorough, candid tenant interviews by property managers during acquisition due diligence allow us to quickly assess both problem areas as well as opportunities for revenue enhancement prior to closing. Property managers are responsible not only for the general operations of their centers, but also for coordinating leasing efforts, thereby aligning their interests with ours. In addition, our information systems allow managers to spot future lease expirations and to proactively market and remerchandise spaces several years in advance of such expirations.

Value enhancing remerchandising initiatives

We believe that certain shopping centers underserve their customers, reducing foot traffic and negatively affecting the tenants located in the shopping center. In response, we are initiating a remerchandising program which is directed at obtaining the optimum mix of tenants offering goods, personal services and entertainment and dining options in each of our shopping centers. By re-tenanting shopping centers with tenants that more effectively service the community, we expect to increase sales, and therefore the value of our shopping centers.

Preferred customer initiative

We have established a preferred customer initiative with dedicated personnel whose goal is to establish new and strengthen existing strategic relationships with successful retailers at the national, regional and local levels. We achieve this goal by establishing corporate relationships, negotiating standard lease forms and working with the preferred customers to match expansion plans with future availability in our shopping centers. We monitor retail trends and the operating performance of these preferred customers. Management expects the benefits of the preferred customer initiative to improve the merchandising and performance of the shopping centers, establish brand recognition among leading operators, reduce turnover of tenants and reduce vacancies. We currently have identified and are developing relationships with 45 preferred customers, including Radio Shack, GNC, Hallmark Cards, Mailboxes, Etc. and Starbucks Coffee, and continue to target additional tenants with which to establish preferred customer relationships.

Customer-driven development and redevelopment program

We conduct our development and redevelopment program in close cooperation with our major customers, including Kroger, Publix and Eckerd. We use our development capabilities to service these customer's growth needs by building or re-developing modern properties with state of the art supermarket formats that generate higher returns for us under new long-term leases. During 1997, we began development on 20 retail projects, including new developments, redevelopments and build-to-suits. Upon completion, we will have invested
$77.4 million in these projects. In 1998, we began development on 21 retail projects, including new developments, redevelopments and build-to-suits. Upon completion, we will have invested $139 million in these projects. We manage our development risk by obtaining signed anchor leases prior to beginning construction.

Acquisition Track Record

We have grown our asset base significantly through acquisitions over the last several years, acquiring properties totaling $101.7 million in 1996, $335.2 million in 1997 and $321.2 million through September 30, 1998. Through these acquisitions, we have diversified geographically from our predominantly Florida-based portfolio and established a presence in many of our target markets. Upon identifying an acquisition target, we utilize expertise from all of our functional areas, including acquisitions, due diligence and property management, to determine the appropriate purchase price and to develop a business plan for the center and design an integration plan for the management of the center. We believe that our established acquisition and integration procedures produce higher returns on our portfolio, reduce risk and position us to capitalize on consolidation in the shopping center industry.

Capital Strategy

We intend to maintain a conservative capital structure designed to enhance access to capital on favorable terms, to allow growth through development and acquisition and to promote future earnings growth. We have adopted a policy of limiting total indebtedness to 50% of total assets at cost and maintaining a minimum debt service coverage ratio of 2:1.

As of September 30, 1998, 33.7% of our properties were encumbered by debt in the amount of $216.8 million. We also had $167.4 million of unsecured debt outstanding as of September 30, 1998. Substantially all of our debt is cross-defaulted, but not cross-collateralized. Under our $300 million unsecured line of credit, which will be increased to $635 million upon completion of the Pacific Retail Trust merger, we are required to comply with certain financial and other covenants customary with this type of unsecured financing. These financial covenants include (i) maintenance of minimum net worth, (ii) ratio of total liabilities to gross asset value, (iii) ratio of secured indebtedness to gross asset value, (iv) ratio of EBITDA to interest expense, (v) ratio of EBITDA to debt service, preferred stock distributions and reserve for replacements, and (vi) ratio of unencumbered net operating income to interest expense on unsecured indebtedness. In addition, we may not enter into a negative pledge agreement with another lender and may not incur other floating rate debt in excess of 25% of gross asset value without interest rate protection. The line is used primarily to finance the acquisition and development of real estate, but is available for general working capital purposes.

Since Regency Realty's initial public offering in 1993, we and Regency Realty have financed our growth in part through a series of public and private offerings of Regency Realty equity and private placement of our partnership units totaling, as of September 30, 1998, approximately $675 million.

SC-USRealty Alliance

In June 1996, Regency Realty entered into a strategic alliance with Security Capital Holdings, S.A. (together with its parent company, Security Capital U.S. Realty, "SC-USRealty"). As a result of such alliance, SC-USRealty became Regency Realty's principal shareholder. In addition to SC-USRealty's initial investment in 1996, SC-USRealty has participated in subsequent Regency Realty equity issuances pursuant to participation rights. SC-USRealty beneficially owned 46.0%, or 37.5% including options and convertible securities on a fully diluted basis, of Regency Realty's outstanding common stock as of September 30, 1998. As a result of the merger of Pacific Retail Trust into Regency Realty, SC-USRealty owns approximately 59.4% of Regency Realty's outstanding common stock, or 52.3% on a fully diluted basis. SC-USRealty's stockholders agreement with Regency Realty, which includes provisions limiting SC-USRealty's stock ownership for a specific period of time, was amended at the effective time of the Pacific Retail Trust merger. Under such amendment, SC-USRealty has the right to own up to 60% of Regency Realty's common stock on a fully diluted basis. In connection with its investment, SC-USRealty has placed two of its nominees on Regency Realty's thirteen-member board of directors.

SC-USRealty endeavors to obtain strategic ownership positions in leading real estate operating companies in the United States. SC-USRealty's investments focus on real estate operating companies in which opportunities exist to enhance asset cash flow by combining a strategically focused asset portfolio with marketing and other strategies that meet the needs of customers. Regency Realty's relationship with SC-USRealty combines SC-USRealty's commitment to in-depth market research, tested operating systems and access to global capital with Regency Realty's market presence, operating skills and grocery-anchored real estate platform. This relationship provides Regency Realty with access to financial and strategic resources and differentiates Regency Realty from its competitors in the retail shopping center industry.

                                 THE GUARANTORS

The following provides certain material information with respect to each guarantor of the notes.

Regency Realty, a Florida corporation, commenced operations as a real estate investment trust in 1993 with the completion of its initial public offering, and was the successor to the real estate business of The Regency Group, Inc. which had operated since 1963. Regency Realty is our sole general partner and approximately 96% owner as of September 30, 1998. As of September 30, 1998, Regency Realty was obligated on $311.3 million secured debt and $167.4 million unsecured debt.

RRC FL Five, Inc., a Florida corporation, is a wholly-owned subsidiary of Regency Realty which owns a single shopping center with 102,876 square feet of GLA. RRC FL Five, Inc. was formed in June 1994. As of September 30, 1998, RRC FL Five, Inc., was obligated on $8.6 million of secured debt.

RRC Acquisitions, Inc., a Florida corporation formed in November 1993, is a wholly-owned subsidiary of Regency Realty. RRC Acquisitions, Inc. owns one shopping center with an aggregate of 259,011 square feet of GLA and also holds acquisition contracts for us and Regency Realty. As of September 30, 1998, RRC Acquisition, Inc. had no long-term debt.

Regency Office Partnership, L.P. is a Delaware limited partnership formed in November 1996, in which Regency Realty owns a 1% limited partner's interest and the Partnership owns a 99% general partner's interest. Regency Office Partnership, L.P. owns two shopping centers with an aggregate of 453,975 square feet of GLA. As of September 30, 1998, Regency Office Partnership, L.P. had no long term debt.

Each of the guarantors is also a guarantor of our $300 million unsecured line of credit, which will be increased to $635 million upon completion of the Pacific Retail Trust merger, as well as our $100 million 7 1/8% Notes Due 2005.

                            DESCRIPTION OF THE NOTES

This prospectus describes certain general terms and provisions of our notes. When we offer to sell a particular series of notes, we will describe the specific terms of those notes in a supplement to this prospectus. We will also indicate in the supplement whether the general terms described in this prospectus apply to a particular series of debt securities. Accordingly, for a description of the terms of a particular issue of notes, you should read both the applicable prospectus supplement and the following description.

The notes will be issued under an indenture dated as of March 9, 1999, as amended or supplemented from time to time, between Regency Centers, L.P., the guarantors of the notes and First Union National Bank, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference as an exhibit to the registration statement. You should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meaning specified in the indenture. The indenture is governed by the Trust Indenture Act of 1939, as amended.

General

The notes will be our direct unsecured obligations. We can issue an unlimited amount of notes under the indenture in one or more series. The terms of each series of notes will be established by or pursuant to a resolution of the board of directors of our general partner or as established in the indenture. We may issue notes of one series at different times and we may issue additional notes of a series without the consent of the holders of such series.

The prospectus supplement relating to any series of notes being offered will contain the specific terms thereof, including, without limitation:

  (1) the title of the notes;

  (2) any limit on the aggregate principal amount of the notes;

  (3) the person to whom interest is payable, if other than the person in whose name the note is registered on the regular record date for such interest;

  (4) the date or dates on which the principal of the notes will be payable;

  (5) the rate or rates at which the notes will bear interest, if any, the date or dates from which interest will accrue, the dates on which interest will be payable, the regular record dates for such interest payment dates, and the basis upon which interest shall be calculated if other than a 360 day year of twelve 30 day months;

  (6) the place or places where the principal of, premium or interest on such notes will be payable, if other than our office maintained for that purpose in Jacksonville, Florida or the borough of Manhattan in New York;

  (7) the period or periods within which, the price or prices at which and the terms and conditions upon which we may redeem the notes;

  (8) any obligation we have to redeem or purchase the notes under any sinking fund or analogous provision or at the option of a holder of notes, and the dates on which and the price or prices at which we will repurchase notes at the option of holders and other terms and conditions of these repurchase obligations;

  (9) whether the amount of payments of principal of, premium or interest on such notes will be determined by reference to an index, formula or other method and the manner in which such amounts will be determined;

  (10) if other than U.S. dollars, the currency, currencies or currency units in which principal of, premium and interest on the notes will be paid;

  (11) if payments of principal of, premium or interest on the notes will be made in a currency or currency unit other than that in which the notes are stated to be payable, at our election or at the election of holders of notes, the currency or currency units which may be elected, the terms of the election and the manner for determining the amount payable upon such an election;

  (12) if other than the principal amount of the notes, the portion of the principal amount of the notes payable upon acceleration of the maturity date;

  (13) if the principal amount payable at the maturity of the notes cannot be determined prior to maturity, the amount which shall be deemed to be the principal amount of such notes prior to maturity;

  (14) whether the notes will be issued in certificated and/or book-entry form;

  (15) any additions to or changes from the terms of such notes with respect to the events of default, covenants or other terms of the indenture; and

  (16) any other terms of such notes not inconsistent with the provisions of the indenture.

The notes may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. Special federal income tax, accounting and other considerations applicable to these notes will be described in the applicable prospectus supplement.

Denomination, Registration, Transfer and Book-Entry Procedures

Denomination

The notes of any series will be issued in denominations of $1,000 and even multiples of $1000, unless we describe other denominations in the applicable prospectus supplement. We will only issue the notes in fully registered form, without interest coupons. We will not issue notes in bearer form.

Registration and Transfer

You may transfer or exchange the notes of any series at the office of the trustee. No service charge will be made for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. If we designate any transfer agent (in addition to the trustee) in the applicable prospectus supplement, we may at any time change such designation or change the location through which such transfer agent acts, except that we must maintain a transfer agent in each place of payment for such notes. We may at any time designate additional transfer agents with respect to any series of notes.

Book Entry Procedures

Global Notes. Notes may be represented by one or more notes in global form (a "global note"). Global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company

("DTC"), in New York, New York, and registered in the name of DTC or its nominee. Each global note will be credited to the account of a direct or indirect participant in DTC as described below.

Except as set forth below, a global note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in a global note may not be exchanged for notes in certificated form except as described below under "--Exchanges of Book-Entry Notes for Certificated Notes."

Exchanges of Book-Entry Notes for Certificated Notes. A beneficial interest in a global note may not be exchanged for a note in certificated form unless (1) DTC (x) notifies us that it is unwilling or unable to continue as depositary for the global note or (y) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, and in either case we fail to appoint a successor depositary, (2) we, at our option, notify the trustee in writing that we elect to issue the notes in certificated form, (3) an event of default with respect to the notes has occurred and is continuing or (4) other circumstances have occurred that were specified for this purpose in the designation of a series of notes. In all cases, certificated notes delivered in exchange for any global note will be registered in the names and issued in the denominations requested by the depositary (in accordance with its customary procedures). Any such exchange will be effected through the DWAC System. An adjustment will be made in the records of the note registrar to reflect the decrease in the principal amount of the relevant global note.

Certain Book-Entry Procedures. DTC has indicated that it intends to follow the following operations and procedures with respect to book-entry notes. DTC may change these procedures from time to time. We are not responsible for these operations and procedures. You should contact DTC or their participants directly to discuss these matters.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. These book-entry procedures eliminate the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

DTC has advised us that, upon the issuance of a global note under its current practice, DTC credits the respective principal amounts of the beneficial interests represented by such global note to the DTC accounts of the participants through which such interests are to be held. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL NOTE, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE NOTES REPRESENTED BY SUCH GLOBAL NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE NOTES.

Except in the limited circumstances described above under "--Exchanges of Book-Entry Notes for Certificated Notes", owners of beneficial interests in a global note may not have any portions of the global note registered in their names, will not receive physical delivery of notes in definitive form and will not be considered the owners or holders of the global note (or any note represented thereby).

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. The ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons that do not participate in the DTC system, or take other actions in respect of such interest, may be affected by the lack of a physical certificate.

Payments of the principal of, premium, if any, and interest on global notes will be made to DTC or its nominee as the registered owner of the global note. Neither we, the guarantors, the trustee nor our respective agents will be responsible or liable for maintaining, supervising or reviewing records relating to or payments made on account of beneficial ownership interests in global notes.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name". Such payment will be the responsibility of the participants.

Interests in a global note will trade in DTC's settlement system. Secondary market trading activity in such interests will therefore settle in immediately available funds, subject to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose DTC account interests in global notes are credited. However, if there is an event of default under the notes, the global notes will be exchanged for notes in certificated form and distributed to DTC's participants.

Although DTC has agreed to these procedures in order to facilitate transfers of beneficial ownership interests in global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither us, the guarantors, the trustee nor our respective agents are responsible for the performance by DTC, its participants or indirect participants of their obligations under the rules and procedures governing their operations.

Optional Redemption

  If indicated in the applicable prospectus supplement, we may redeem the notes at any time, at our option, in whole or in part from time to time, at a redemption price equal either to (A) the sum of (i) the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date and
(ii) the Make-Whole Amount, if any, with respect to such notes (or portion thereof) or (B) such other redemption price which is established in accordance with the indenture. ((S) 1101) We will redeem notes in accordance with the following procedures, unless different procedures are set forth in the applicable prospectus supplement.

If notice of redemption has been given and we have provided the funds for the redemption of the notes to be redeemed on the applicable redemption date, such notes will cease to bear interest on the redemption date. The only right of the holders of such note will then be to receive payment of the redemption price. ((S) 1107)

Notice of any optional redemption of any note will be given to holders between 30 and 60 days prior to the redemption date. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed. ((S) 1105)

We will notify the trustee at least 60 days prior to giving notice of redemption (or a shorter period if satisfactory to the trustee) of the principal amount of notes to be redeemed and their redemption date. If less than all of the notes of any series are to be redeemed, the trustee shall select, in a manner it deems fair and appropriate, the notes to be redeemed. ((S)(S) 1103 and 1104).

All notes that we redeem in full will be canceled and may not be reissued or resold.

Sinking Fund

If indicated in the applicable prospectus supplement, we may be obligated to make mandatory sinking fund payments on the notes. Each sinking fund payment will be applied to the redemption of the applicable series of notes.

Guarantees

The guarantors will, jointly and severally, on an unsubordinated basis, unconditionally guarantee the payment of principal of, premium, if any, and interest on each series of the notes, when the same becomes due and payable, whether at the maturity date, by declaration of acceleration, call for redemption or otherwise. If we default in the payment of the principal of, premium, if any, or interest on the notes, the guarantors will be required promptly to make such payment in full, without any action by the trustee or the holder of any notes.

The guarantees are unsecured obligations of the guarantors and will be effectively subordinated to mortgage and other secured indebtedness of the guarantors. In the event of a guarantor insolvency, a creditor may avoid an intercorporate guarantee in its entirety under federal and state bankruptcy and fraudulent transfer law if the guarantee impaired the guarantor's financial condition and was given without receiving reasonably equivalent value in return. The indenture limits recovery under each guarantee to the highest amount that would not render the guarantee void against creditors under such laws. Accordingly, in the event of a guarantor insolvency, recovery against an individual guarantor other than Regency Realty is unlikely.

The indenture provides that no guarantor may, in a single transaction or a series of related transactions, consolidate with or merge into any other person or permit any other person to consolidate with or merge into such guarantor, unless: (1) in a transaction in which such guarantor does not survive, the successor entity is organized under the laws of the United States of America or any state thereof or the District of Columbia and, unless we or another guarantor are the successor entity, shall unconditionally assume by a supplemental indenture all of such guarantor's obligations under the indenture;
(2) immediately before and after giving effect to such transaction and treating any Indebtedness which becomes an obligation of such guarantor or a subsidiary thereof as a result of such transaction as having been incurred by such guarantor or such subsidiary thereof at the time of the transaction, no event of default with respect to the notes of any series shall have occurred and be continuing; and (3) certain other conditions are met.

The guarantees will remain in effect with respect to each guarantor until the entire principal of, premium, if any, and interest on the notes of each series has been paid in full or the notes shall have been defeased and discharged as described under clause (A) under "--Defeasance".

Covenants

The indenture contains, among others, the covenants set forth below. These covenants may be modified by supplemental indenture with respect to any series of notes prior to issuance. We will describe any modifications in the applicable prospectus supplement. You should refer to the definitions beginning on page 22 when reviewing these covenants. When we refer to "Regency Centers" in this discussion, we mean Regency Centers, L.P.

Limitation on Indebtedness

Regency Centers will not, and will not permit any Subsidiary to, incur any Indebtedness, if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers and Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication):

  (1) Total Assets as of the end of the calendar quarter covered in Regency Centers' annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the trustee (or such reports of Regency Realty if filed by Regency Centers with the trustee in lieu of filing its own reports) prior to the incurrence of such additional Indebtedness; and

  (2) the purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any Subsidiary since the end of the calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Indebtedness. ((S) 1008)

In addition, neither Regency Centers nor any Subsidiary may incur any Indebtedness secured by any Encumbrance upon any of the property of Regency Centers or any Subsidiary if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers and its Subsidiaries on a consolidated basis which is secured by any Encumbrance on property of Regency Centers or any Subsidiary is greater than 40% of the sum of (without duplication):

  (1) the Total Assets of Regency Centers and its Subsidiaries as of the end of the calendar quarter covered in Regency Centers' annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the trustee (or such reports of Regency Realty if filed by Regency Centers with the trustee in lieu of filing its own reports) prior to the incurrence of the additional Indebtedness; and

  (2) the purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any Subsidiary since the end of the calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Indebtedness. ((S) 1008)

Regency Centers and its Subsidiaries must at all times own Total Unencumbered Assets equal to at least 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of Regency Centers and its Subsidiaries on a consolidated basis. ((S) 1008)

Regency Centers also will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than 1.5 to 1, on a pro forma basis, after giving effect to the incurrence of such Indebtedness and to the application of the proceeds of such Indebtedness and calculated on the assumption that:

  (1) such Indebtedness and any other Indebtedness incurred by Regency Centers or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds of such Indebtedness, including Indebtedness to refinance other Indebtedness, had occurred at the beginning of such period;

  (2) the repayment or retirement of any other Indebtedness by Regency Centers or its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period);

  (3) in the case of Acquired Indebtedness or Indebtedness incurred in connection with any acquisition since the first day of the four-quarter period, the related acquisition had occurred as of the first day of the period with appropriate adjustments with respect to the acquisition being included in the pro forma calculation; and

  (4) in the case of any acquisition or disposition by Regency Centers or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment Indebtedness had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation. ((S) 1008)

For purposes of the foregoing provisions, Indebtedness is deemed to be "incurred" by Regency Centers or a Subsidiary whenever Regency Centers and its Subsidiary create, assume, guarantee or otherwise become liable for such Indebtedness.

Provision of Financial Information

Whether or not Regency Centers is subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 or any successor provision, Regency Centers will timely file with the Securities and Exchange Commission the annual reports, quarterly reports and other documents which Regency Centers would have been required to file with the Securities and Exchange Commission if subject to
Section 13(a) or 15(d) or any successor provision. If filing such documents by Regency Centers with the Securities and Exchange Commission is not permitted, Regency Centers will, within 15 days of each required filing date, file with the trustee copies of the annual reports, quarterly reports and other documents which Regency Centers would have been required to file with the Securities and Exchange Commission and will also supply copies of such documents to any holder or prospective holder upon written request. ((S) 1010)

Existence

Except as permitted under "--Merger, Consolidation or Sale", Regency Centers and the guarantors are required to do all things necessary to preserve and keep in full force and effect their respective existence, rights and franchises. However, Regency Centers and the guarantors are not required to preserve any right or franchise if they determine that the preservation thereof is no longer desirable in the conduct of their business and that the loss of such right or franchise is not disadvantageous in any material respect to the holders of the notes. ((S) 1004)

Maintenance of Properties

Regency Centers is required to maintain and keep all properties used or useful in the conduct of its business or the business of any Subsidiary in good condition, repair and working order and supplied with all necessary equipment and to make all necessary repairs, as in the judgment of Regency Centers may be necessary so that its business may be properly and advantageously conducted at all times. However, Regency Centers is not prevented from discontinuing the operation or maintenance of any of its respective properties if such discontinuance is, in the judgment of Regency Centers, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the holders of the notes. ((S) 1005)

Insurance

Regency Centers and the guarantors are required to, and to cause each of their respective subsidiaries to, keep all of their insurable properties insured against loss or damage with insurers of recognized responsibility, in commercially reasonable amounts and types. ((S) 1007)

Payment of Taxes and Other Claims

Regency Centers and the guarantors will be required to pay or discharge, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon Regency Centers, any guarantor or any subsidiary or upon the income, profits or property of Regency Centers, any guarantor or any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of Regency Centers, any guarantor or any subsidiary. However, neither Regency Centers nor any guarantor shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings. ((S) 1006)

Merger, Consolidation or Sale

Regency Centers may not, in a single transaction or a series of related transactions, (1) consolidate with or merge into any other person or permit any other person to consolidate with or merge into Regency Centers, (2) directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets, (3) acquire, or permit any Subsidiary to acquire Capital Stock or other ownership interests of any other person such that such person becomes a Subsidiary of Regency Centers and (4) directly or indirectly purchase, lease or otherwise acquire, or permit any Subsidiary to purchase, lease or otherwise acquire, (A) all or substantially all of the property and assets of any person as an entirety or (B) any existing business (whether existing as separate entity, subsidiary, division, unit or otherwise) of any person, unless:

            . in a transaction in which Regency Centers does not survive or in which Regency Centers sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to Regency Centers is organized under the laws of the United States of America or any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture all of Regency Centers' obligations under the indenture;

            . immediately before and after giving effect to such transaction and treating any Indebtedness which becomes an obligation of Regency Centers or a Subsidiary as a result of such transaction as having been Incurred by Regency Centers or such Subsidiary at the time of the transaction, no event of default with respect to the notes of any series, or event that with the passing of time or the giving of notice, or both, would become an event of default with respect to the notes of any series, shall have occurred and be continuing;

            .  immediately after giving effect to such
               transaction, the Consolidated Net Worth of Regency
               Centers (or other successor entity) is equal to or greater than that of Regency Centers immediately prior to the transaction; and

            .  certain other conditions are met. ((S) 801)

Paying Agents

We have initially appointed the trustee, acting through its corporate trust office in Jacksonville, Florida, as paying agent. We may change or terminate any paying agent, or appoint additional paying agents. However, as long as any notes remain outstanding, we must maintain a paying agent and a transfer agent in Jacksonville, Florida, or the Borough of Manhattan, The City of New York. We will cause the trustee to notify the holders of notes, in the manner described under "--Notices" below, of any change or termination of any paying agent and of any changes in the specified offices.

Certain Definitions

Set forth below are certain of the defined terms used in the indenture. You should refer to the indenture for the definition of any other terms used in this prospectus for which no definition is provided. ((S) 101)

"Acquired Indebtedness" means Indebtedness of a person (i) existing at the time the person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from the person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, the person becoming a Subsidiary or that acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

"Affiliate" of any person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such person. For the purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Annual Service Charge" for any period means the aggregate interest expense for the period in respect of, and the amortization during the period of any original issue discount of, Indebtedness of Regency Centers and its Subsidiaries and the amount of dividends which are payable during the period in respect of any Disqualified Stock.

"Capital Stock" means, with respect to any person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of the person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

"Consolidated Income Available for Debt Service" for any period means Earnings from Operations of Regency Centers and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest expense on Indebtedness of Regency Centers and its Subsidiaries; (ii) provision for taxes of Regency Centers and its Subsidiaries based on income; (iii) amortization of debt discount; (iv) provisions for gains and losses on properties and property depreciation and amortization; (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for the period; and (vi) amortization of deferred charges.

"Consolidated Net Worth" of any person means the consolidated equity of such person, determined on a consolidated basis in accordance with GAAP, less amounts attributable to Disqualified Stock of such person; provided that, with respect to Regency Centers, adjustments following the date of the indenture to the accounting books and records of Regency Centers in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of Regency Centers by another person shall not be given effect.

"Disqualified Stock" means, with respect to any person, any Capital Stock of the person which by the terms of that Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or
(iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of that person, be paid in Capital Stock which is not Disqualified Stock), in each case on or prior to the stated maturity of the notes of the relevant series; provided, however, that equity interests whose holders have (or will have after the expiration of an initial holding period) the right to have such equity interests redeemed for cash in an amount determined by the value of the common stock of Regency Realty do not constitute Disqualified Stock.

"Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, net, as reflected in the financial statements of Regency Centers and its Subsidiaries for the period determined on a consolidated basis in accordance with GAAP.

"Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind, except any mortgage, lien, charge, pledge or security interest of any kind which secures debt of any guarantor owed to Regency Centers.

"Indebtedness" of Regency Centers or any Subsidiary means any indebtedness of Regency Centers or such Subsidiary, as applicable, whether or not contingent, in respect of (i) borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments, (ii) borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments secured by any Encumbrance existing on property owned by Regency Centers or any Subsidiary,
(iii) reimbursement obligations in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the amount of all obligations of Regency Centers or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock and (v) any lease of property by Regency Centers or any Subsidiary as lessee which is reflected on Regency Centers' consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through (iv) above, that any such items (other than letters of credit) would appear as a liability on Regency Centers' consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation of Regency Centers or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another person (other than Regency Centers or any Subsidiary) (it being understood that Indebtedness shall be deemed to be incurred by Regency Centers or any Subsidiary whenever Regency Centers or the Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

"Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determining by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the notes being redeemed or paid.

"Reinvestment Rate" means the percentage established by Board Resolution (or, in the absence of such Board Resolution, 0.25%) plus the arithmetic mean of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

"Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index which shall be designated by Regency Centers.

"Subsidiary" means a corporation, partnership or other entity a majority of the voting power of the voting equity securities or the outstanding equity interests of which are owned, directly or indirectly, by Regency Centers or by one or more other Subsidiaries of Regency Centers. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

"Total Assets" as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of Regency Centers and its Subsidiaries on a consolidated basis determined in accordance with GAAP (but excluding intangibles).

"Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (ii) all other assets of Regency Centers and its Subsidiaries not subject to an Encumbrance for borrowed money determined in accordance with GAAP (but excluding intangibles).

"Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of Regency Centers and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

"Unsecured Indebtedness" means Indebtedness which is (i) not subordinated to any other Indebtedness and (ii) not secured by any Encumbrance upon any of the properties of Regency Centers or any Subsidiary.

Events of Default

Set forth below are events of default with respect to notes of any series under the indenture. We may change, add to or take away from the events of default by supplemental indenture with respect to any series of notes prior to issuance. We will describe any such changes, additions or deletions in the applicable prospectus supplement.

  (a) we do not pay principal of or premium on any note of that series when due;

  (b) we do not pay any interest on any note of that series within 30 days of the due date;

  (c) we fail to comply with the provisions described under "--Merger, Consolidation or Sale";

  (d) we or the guarantors fail to perform any other covenant or agreement under the indenture or the notes (other than a covenant or agreement expressly included in the indenture for the benefit of another series of notes) for 60 days after we receive written notice of the default from the trustee or holders of at least 25% in aggregate principal amount of outstanding notes of that series;

  (e) we fail to make any sinking fund payment when due;

  (f) we or any guarantor default under the terms of any instrument evidencing or securing Indebtedness having an outstanding principal amount of $10.0 million individually or in the aggregate, which default results in the acceleration of the payment of such indebtedness or constitutes the failure to pay such indebtedness when due;

  (g) we or any guarantor are subject to a final judgment or judgments (not subject to appeal) in excess of $10.0 million which remains undischarged or unstayed for 60 days after the right to appeal expires;

  (h) certain events of bankruptcy, insolvency or reorganization affecting us or any guarantor occur; or

  (i) any other event of default provided with respect to the notes of that series occurs. ((S) 501)

Subject to the provisions of the indenture relating to the duties of the trustee, in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of notes of any series, unless such holders shall have offered to the trustee reasonable indemnity. ((S) 603) Subject to such indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes of that series. ((S)
512)

If an event of default (other than an event of default described in clause (h) above) shall occur and be continuing with respect to the notes of any series outstanding, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series may accelerate the maturity of the notes of that series. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided. If an event of default specified in clause (h) above occurs with respect to the notes of any series outstanding, the outstanding notes of that series will become immediately due and payable without any declaration or other act on the part of the trustee or any holder. ((S) 502) For information as to waiver of defaults, see "--Modification and Waiver".

No holder of any note of any series will have the right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless
(1) such holder shall have previously given to the trustee written notice of a continuing event of default with respect to the notes of that series; (2) holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee; (3) the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes of that series a direction inconsistent with such request; and (4) the trustee shall have failed to institute such proceeding within 60 days. ((S) 507) However, such limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the respective due dates expressed in such note. ((S) 508)

We will be required to furnish to the trustee quarterly a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance. ((S) 1011)

Satisfaction and Discharge of the Indenture

The indenture will cease to be of further effect as to all outstanding notes, except as to (1) rights of registration of transfer and exchange and our right of optional redemption, (2) substitution of apparently mutilated, defaced, destroyed, lost or stolen notes, (3) rights of holders to receive payment of principal and interest on the notes,

(4) rights, obligations and immunities of the trustee under the indenture and
(5) rights of the holders of the notes as beneficiaries of the indenture with respect to any property deposited with the trustee payable to all or any of them, if

  (a) we have paid the principal of and interest on the notes when due; or

  (b) all outstanding notes, except lost, stolen or destroyed notes which have been replaced or paid, have been delivered to the trustee for cancellation.

Defeasance

The indenture provides that, at our option, (A) we will be discharged from all obligations in respect of any notes or (B) we may omit to comply with certain restrictive covenants and that such omission will not be an event of default under the indenture and the notes, if, in either case (A) or (B), we irrevocably deposit with the trustee, in trust, money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest on such notes. With respect to clause (B), the obligations under the indenture other than with respect to such covenants and the events of default other than the events of default relating to such covenants shall remain in full force and effect.

Such trust may only be established if, among other things:

    (1) with respect to clause (A), we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of counsel provides that holders of such notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge to be effected with respect to such securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause
    (B), we have delivered to the trustee an opinion of counsel to the effect that the holders of such notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

    (2) no event of default or event that with the passing of time or the giving of notice, or both, would become an event of default with respect to any series shall have occurred or be continuing;

    (3) we have delivered to the trustee an opinion of counsel to the effect that such deposit shall not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940; and

    (4) certain other customary conditions precedent are satisfied. (Article Thirteen)

Modification and Waiver

We may amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes of each series affected by such amendment. However, no amendment may, without the consent of the holder of each outstanding note affected, (a) change the stated maturity of the principal of, or any installment of principal or interest on, any note, (b) reduce the principal amount of, the premium or interest on, or the amount payable upon redemption of any note, (c) change the place or currency of payment of principal of, or premium or interest on, any note, (d) impair the right to institute suit for the enforcement of any payment on, or with respect to, any note, (e) reduce the percentage of outstanding notes necessary to amend the indenture, (f) reduce the percentage of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults, or (g) modify any provisions of the indenture relating to the amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified. ((S) 902)

We may also amend the indenture without the consent of any holders of notes to
(a) reflect a successor to us or the guarantors which is assuming our obligations, (b) add to our covenants for the benefit of the holders of any series of notes, (c) add additional events of default for the benefit of any series of notes, (d) change provisions of the indenture to the extent necessary to permit the issuance of notes in bearer or uncertificated form, registrable or not registrable as to principal, and with or without interest coupons, (e) change any provisions of the indenture so long as such change does not apply to notes outstanding at the time of the change, (f) establish the form or terms of any series of notes, (g) reflect a successor trustee or add provisions necessary for the administration of the indenture by more than one trustee, (h) secure the notes, (i) maintain the qualification of the indenture under the Trust Indenture Act, or (j) correct any ambiguous, defective or inconsistent provision of the indenture so long as such correction does not adversely affect holders of any notes in any material respect.

A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which was expressly included in the indenture solely for the benefit of a particular series of notes shall be deemed not to affect the rights under the indenture of the holders of notes of any other series.

The holders of a majority in aggregate principal amount of the outstanding notes of each series, on behalf of all holders of notes of such series, may waive our compliance with certain restrictive provisions of the indenture. ((S)
1012) Subject to certain rights of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes of any series, on behalf of all holders of notes of such series, may waive any past default under the indenture, except a default in the payment of principal, premium or interest on any notes of such series. ((S) 513)

Notices

The trustee will cause all notices to the holders of the notes to be mailed by first class mail, postage prepaid to the address of each holder as it appears in the register of notes. Any notice so mailed will be conclusively presumed to have been received by the holders of the notes.

PROSPECTIVE PURCHASERS SHOULD NOTE THAT UNDER NORMAL CIRCUMSTANCES DTC WILL BE THE ONLY "HOLDER" OF THE NOTES. See "Denomination, Registration, Transfer and Book-Entry Procedures".

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

The Trustee

Except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. ((S)(S) 601 and 603)

The indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference in the indenture limit the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any affiliate. However, if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act of 1939), it must eliminate such conflict or resign. ((S) 608)

Subordination

We will describe the terms and conditions, if any, upon which the notes are subordinated to our other indebtedness in the applicable prospectus supplement. Such terms will include a description of the indebtedness ranking senior to such notes, the restrictions on payments to the holders of such notes while a default with respect to such senior indebtedness is continuing, the restrictions, if any, on payments to the holders of such notes following an event of default and provisions requiring holders of such notes to remit certain payments to holders of senior indebtedness.

                              PLAN OF DISTRIBUTION

We may sell the notes through underwriters or dealers, directly to one or more purchasers, or through agents. We will describe in the applicable prospectus supplement the terms of the offering of the notes, including the name or names of any underwriters, dealers or agents, the purchase price of the notes and the proceeds to us from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the notes may be listed.

If underwriters are used in the sale of the notes, underwriters may acquire the notes for their own account and may resell the notes from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The notes may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. We will name the underwriters with respect to a particular underwritten offering of notes in the prospectus supplement relating to such offering, and if an underwriting syndicate is used, we will set forth the managing underwriter or underwriters on the cover of the prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters or agents to purchase the notes will be subject to certain conditions, and the underwriters will be obligated to purchase all the notes if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we utilize dealers in the sale of notes, we will sell the notes to the dealers as principals. The dealers may then resell the notes to the public at varying prices to be determined by the dealers at the time of resale. We will set forth the names of the dealers and the terms of the transaction in the applicable prospectus supplement.

We may sell notes directly or through agents which we designate from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. We will set forth the names of any agent involved in the offer or sale of the notes and any commissions payable by us to the agent in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will act on a best efforts basis for the period of its appointment.

In connection with the sale of the notes, underwriters or agents may receive compensation from us or from purchasers of notes for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the notes by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

If so indicated in the prospectus supplement, we will authorize agents, underwriters, or dealers to solicit offers from certain types of institutions to purchase notes at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

Agents, dealers, and underwriters may be entitled under agreements with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

The notes may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the notes.

                       FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material U.S. federal income tax considerations applicable to the notes as well as a general summary of certain of the material federal income tax considerations regarding Regency Realty. To the extent that the following discussion constitutes matters of law of legal conclusions, they are based upon the opinions of Foley & Lardner. This summary is based on current law, is for general information only and is not tax advice. This discussion deals only with notes held as capital assets by initial purchasers. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of holders subject to special treatment under the federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, traders in securities who elect mark-to-market treatment, persons who own notes as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes, persons whose functional currency is not the U.S. dollar, and persons who own 10% or more of the capital or profits interests in Regency Centers. This summary does not give a detailed discussion of any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

As used in this section, the term "Regency Realty" refers to Regency Realty Corporation and all qualified subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (the "Management Company") (which are treated as separate entities for federal income tax purposes, although their results are consolidated with those of Regency Realty for financial reporting purposes).

United States Holders

Payments of Interest

In the opinion of Foley & Lardner, interest on a note will be taxable to a United States holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. A United States holder is a beneficial owner that is (1) a citizen or resident of the United States, (2) a domestic corporation, (3) an estate the income of which is subject to United States federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Purchase, Sale and Retirement of the Notes

In the opinion of Foley & Lardner, a United States holder's tax basis in a note will generally be its cost. In the opinion of Foley & Lardner, upon the sale or retirement of a note, a United States holder will generally recognize gain or loss on the sale or retirement of a note equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest) and the holder's tax basis of the note. Long-term capital gain of a non-corporate United States holder is generally subject to a maximum tax rate of 20% in respect of property held for more than one year.

United States Alien Holders

For purposes of this discussion, a "United States Alien holder" is any holder of a note who is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of income or gain from a note.

In the opinion of Foley & Lardner, under present United States federal income and estate tax law, and subject to the discussion of backup withholding below:

  (1) payments of principal and interest by Regency Centers or any of its paying agents to any holder of a note that is a United States Alien holder will not be subject to United States federal withholding tax if, in the case of interest, (a) the beneficial owner of the note does not actually or constructively own 10% or more of the capital or profits interest of Regency Centers, (b) the beneficial owner of the note is not a controlled foreign corporation that is related to Regency Centers through stock ownership, and (c) either (A) the beneficial owner of the note certifies to Regency Centers or its agent, under penalties of perjury, that it is not a United States Holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the note certifies to Regency Centers or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof;

  (2) a United States Alien holder of a note will not be subject to United States federal withholding tax on any gain realized on the sale of a note; and

  (3) a note held by an individual who at death is not a citizen or resident of the United States will not be includable in the individual's gross estate for purposes of the United States federal estate tax as a result of the individual's death if (a) the individual did not actually or constructively own 10% or more of the capital or profits interest of Regency Centers and (b) the income on the note would not have been effectively connected with a United States trade or business of the individual at the individual's death.

Treasury regulations that are generally effective with respect to payments after December 31, 1999 would provide alternative methods for satisfying the certification requirement described in clause (1)(c) above. These withholding regulations also would require, in the case of notes held by a foreign partnership, that (x) the certification described in clause (1)(c) above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships.

Backup Withholding and Information Reporting

United States Holders

In the opinion of Foley & Lardner, in general, information reporting requirements will apply to payments of principal and interest on a note and the proceeds of the sale of a note before maturity within the United States to non-corporate United States holders, and "backup withholding" at a rate of 31% will apply to such payments if the United States holder fails to provide an accurate taxpayer identification number or is notified by the IRS that it has failed to report all interest and dividends required to be shown on its federal income tax returns.

United States Alien Holders

In the opinion of Foley & Lardner, under current law, information reporting on IRS Form 1099 and backup withholding will not apply to payments of principal and interest made by Regency Centers or a paying agent to a United States Alien holder on a note; provided, the certification described in clause (i)(c) under "United States Alien Holders" above is received and provided further that the payor does not have actual knowledge that the holder is a United States person. Regency Centers or a paying agent, however, may report (on IRS Form 1042S) payments of interest on notes. See the discussion above with respect to the rules under the withholding regulations.

In the opinion of Foley & Lardner, payments of the proceeds from the sale by a United States Alien holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is (1) a United States person, (2) a controlled foreign corporation for United States tax purposes, (3) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (4) with respect to payments made after December 31, 1999, a foreign partnership, if at any time during its tax year one or more of its partners are

U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, information reporting may apply to such payments. Payments of the proceeds from the sale of a note to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

Tax Considerations Regarding Regency Realty

Regency Realty made an election to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1993. Regency Realty believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and Regency Realty intends to continue to operate in such a manner in the future. However, no assurance can be given that Regency Realty will operate in a manner so as to qualify or remain qualified as a REIT.

The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

A REIT is defined in the Code as a corporation, trust or association:

  (1) which is managed by one or more trustees or directors;

  (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

  (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

  (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;

  (5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution);

  (6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for "five or fewer" individuals (as defined in the Code to include certain entities); and

  (7) which meets certain income and asset tests.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

Qualification as a REIT

It is the opinion of Foley & Lardner that (1) Regency Realty has qualified as a REIT for its taxable years ended December 31, 1993 through December 31, 1998;
(2) Regency Realty has been organized in conformity with the requirements for qualification and taxation as a REIT and (3) Regency Realty's method of operation has enabled it and will continue to enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by Regency Realty as to factual matters including, but not limited to, those concerning its business and properties, and certain matters relating to Regency Realty's manner of operation. Foley & Lardner is not aware of any facts or circumstances that are inconsistent with these factual representations and assumptions. The qualification and taxation as a REIT depends upon Regency Realty's ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests for qualification as a REIT set forth in the Code, the results of which will not be reviewed by nor be under the control of Foley & Lardner. Accordingly, no assurance can be given that the actual results of

Regency Realty's operation for any particular taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see "--Failure to Qualify."

Taxation of Regency Realty

As a REIT, Regency Realty generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, Regency Realty will be subject to federal income tax in the following circumstances. First, Regency Realty will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, Regency Realty may be subject to the "corporate alternative minimum tax" on its items of tax preference. Third, if Regency Realty has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by Regency Realty by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, if Regency Realty has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if Regency Realty should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Regency Realty fails the 75% or 95% test, multiplied by a fraction intended to reflect Regency Realty's profitability. Sixth, if Regency Realty should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if during the 10-year period (the "recognition period") beginning on the first day of the first taxable year for which Regency Realty qualified as a REIT, Regency Realty recognizes gain on the disposition of any asset held by Regency Realty as of the beginning of such recognition period, then, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such recognition period over (b) Regency Realty's adjusted basis in such asset as of the beginning of such recognition period (the "built-in gain"), such gain will be subject to tax at the highest regular corporate rate. Because Regency Realty initially acquired its properties in connection with its initial public offering in fully taxable transactions, it is not anticipated that Regency Realty will own any assets with substantial built-in gain. Eighth, if Regency Realty acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in Regency Realty's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation ("carry-over basis"), and Regency Realty recognizes gain on the disposition of such asset during the recognition period beginning on the date on which such asset was acquired by Regency Realty, then, to the extent of the built-in gain, such gain will be subject to tax at the highest regular corporate rate. The result described above with respect to the recognition of built-in gain during the recognition period assumes Regency Realty will make an election in accordance with Notice 88-19 issued by the Internal Revenue Service ("IRS").

In addition, the Management Company is taxed on its income at regular corporate rates.

Failure to Qualify

If Regency Realty fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Regency Realty will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Regency Realty fails to qualify will not be deductible by Regency Realty nor will they be required to be made. Unless entitled to relief under specific statutory provisions, Regency Realty will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether Regency Realty would be entitled to such statutory relief.

                              ERISA CONSIDERATIONS

The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the prohibited transactions provisions of Section 4975 of the Code that may be relevant to a prospective purchaser. This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code that may be relevant to particular shareholders in light of their particular circumstances, including plans subject to Title I of ERISA, other retirement plans and Individual Retirement Accounts ("IRA's") subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to the prohibited transaction provisions of Section 503 of the Code and to state law requirements.

A FIDUCIARY MAKING THE DECISION TO INVEST IN SECURITIES ON BEHALF OF A PROSPECTIVE PURCHASER WHICH IS AN EMPLOYEE BENEFIT PLAN, A TAX QUALIFIED RETIREMENT PLAN, OR AN IRA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTIONS 4975 AND 503 OF THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE SHARES BY SUCH PLAN OR IRA.

Employee Benefit Plans, Tax Qualified Retirement Plans and IRA's

Each fiduciary of a pension, profit sharing, or other employee benefit plan subject to Title I of ERISA should carefully consider whether an investment in the notes is consistent with his fiduciary responsibilities under ERISA. The fiduciary must make its own determination as to whether an investment in the notes (i) is permissible under the documents governing the ERISA plan, (ii) is appropriate for the ERISA plan under the general fiduciary standards of investment prudence and diversification, taking into account the overall investment policy of the ERISA plan and the composition of the ERISA plan's investment portfolio, and (iii) would result in a nonexempt prohibited transaction under ERISA and the Code.

The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees should consider that such an IRA or non-ERISA plan may only make investments that are authorized by the appropriate governing documents and under applicable state law. The fiduciary should also consider the applicable prohibited transaction rules of Sections 4975 and 503 of the Code.

                                 LEGAL MATTERS

The validity of the notes and certain tax matters described under "Federal Income Tax Considerations" and "ERISA Considerations" will be passed upon for Regency Centers by Foley & Lardner, Jacksonville, Florida. Attorneys with Foley & Lardner representing Regency Centers with respect to this offering beneficially owned approximately 4,100 shares of common stock of Regency Realty as of the date of this prospectus.

                                    EXPERTS

The consolidated financial statements and schedule of Regency Centers, L.P. as of December 31, 1997 and 1996, and for each of the years in the three year period ended December 31, 1997, the consolidated financial statements of Regency Realty Corporation as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, and the financial statements of each of Regency Office Partnership, L.P., RRC Acquisitions, Inc., and RRC FL Five, Inc. as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 (or the period beginning at inception, if shorter) have been incorporated by reference, or included, herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference, or included, herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG LLP audits and reports on consolidated financial statements of Regency Centers or the guarantors issued at future dates, and consents to the use of their reports thereon, such consolidated financial statements also will be incorporated by reference in the Registration Statement in reliance upon their reports and said authority.

The financial statements of Pacific Retail Trust as of December 31, 1997 and 1996, and for each of the years in the two-year period ended December 31, 1997, and the period from Pacific Retail's inception through December 31, 1995 and the financial statement schedule incorporated by reference in the Registration Statement on Form S-3 filed by Regency Centers, L.P. have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS


REGENCY OFFICE PARTNERSHIP, L.P.
Introduction..............................................................   F-2
Independent Auditors' Report..............................................   F-3
Balance Sheets as of September 30, 1998 (unaudited) and December 31, 1997
 and 1996.................................................................   F-4
Statements of Operations for the nine months ended September 30, 1998 and
 1997 (unaudited) and the years ended December 31, 1997, 1996, and 1995...   F-5
Statements of Changes in Partners' Capital for the nine months ended
 September 30, 1998 (unaudited) and the years ended December 31, 1997,
 1996, and 1995...........................................................   F-6
Statements of Cash Flows for the nine months ended September 30, 1998 and
 1997 (unaudited) and the years ended December 31, 1997, 1996, and 1995...   F-7
Notes to Financial Statements.............................................   F-8
RRC FL FIVE, INC.
Independent Auditors' Report..............................................  F-11
Balance Sheets as of September 30, 1998 (unaudited) and December 31, 1997 and 1996.................................................................  F-12
Statements of Operations for the nine months ended September 30, 1998 and
 1997 (unaudited) and the years ended December 31, 1997, 1996 and 1995....  F-13
Statements of Stockholder's Equity for the nine months ended September 30,
 1998 (unaudited) and the years ended December 31, 1997, 1996 and 1995....  F-14
Statements of Cash Flows for the nine months ended September 30, 1998 and
 1997 (unaudited) and the years ended December 31, 1997, 1996 and 1995....  F-15
Notes to Financial Statements.............................................  F-16
RRC ACQUISITIONS, INC.
Independent Auditors Report...............................................  F-19
Balance Sheets as of September 30, 1998 (unaudited) and December 31,
 1997.....................................................................  F-20
Statements of Operations for the nine months ended September 30, 1998
 (unaudited) and the year ended December 31, 1997.........................  F-21
Statements of Stockholder's Equity for the nine months ended September 30,
 1998 (unaudited) and the year ended December 31, 1997....................  F-22
Statements of Cash Flows for the nine months ended September 30, 1998
 (unaudited) and the year ended December 31, 1997.........................  F-23
Notes to Financial Statements.............................................  F-24

                                 INTRODUCTION

  The accompanying financial statements of Regency Office Partnership, L.P., a 99%-owned subsidiary of the Issuer ("Regency Office"), and RRC FL, Inc. ("FL Five") and RRC Acquisitions, Inc. ("Acquisitions"), both of which are wholly-owned subsidiaries of Regency, are included herein. Regency Office, FL Five Acquisitions are Guarantors of the Notes.

  The financial statements of Regency are incorporated herein by reference.

                         INDEPENDENT AUDITORS' REPORT

The Partners
Regency Office Partnership, L.P.:

  We have audited the accompanying balance sheets of Regency Office Partnership, L.P. as of December 31, 1997 and 1996, and the related statements of operations, partners' capital, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regency Office Partnership, L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Jacksonville, Florida
September 16, 1998

                        REGENCY OFFICE PARTNERSHIP, L.P.

                                 BALANCE SHEETS

                                                              December 31,
                                                          ---------------------
                                            September 30,
                                                1998         1997       1996
                                            ------------- ---------- ----------
                                             (unaudited)
                  Assets
Cash restricted for tenants' security
 deposits..................................  $    50,191      62,852     51,234
Property and buildings, at cost (note 2):
  Land.....................................    7,394,905         --   3,624,212
  Buildings and improvements...............   26,764,821         --  22,963,443
                                             -----------  ---------- ----------
                                              34,159,726         --  26,587,655
  Less accumulated depreciation............      393,344         --   5,028,158
                                             -----------  ---------- ----------
    Net property and buildings.............   33,766,382         --  21,559,497
                                             -----------  ---------- ----------
Office buildings held for sale (note 2)....          --   19,258,232        --
                                             -----------  ---------- ----------
Other assets:
  Accounts receivable and other assets.....      250,177      41,894     62,057
  Deferred leasing costs, less accumulated
   amortization............................        9,008     278,771    249,917
                                             -----------  ---------- ----------
    Total other assets.....................      259,185     320,665    311,974
                                             -----------  ---------- ----------
                                             $34,075,758  19,641,749 21,922,705
                                             ===========  ========== ==========
     Liabilities and Partners' Capital
Liabilities:
  Mortgage loan payable....................  $       --          --   5,256,760
  Accounts payable and other liabilities...      238,557      87,142     20,372
  Tenants' security deposits...............       50,191      62,852     51,234
                                             -----------  ---------- ----------
    Total liabilities......................      288,748     149,994  5,328,366
                                             -----------  ---------- ----------
Partners' capital..........................   33,787,010  19,491,755 16,594,339
                                             -----------  ---------- ----------
                                             $34,075,758  19,641,749 21,922,705
                                             ===========  ========== ==========



                See accompanying notes to financial statements.

                        REGENCY OFFICE PARTNERSHIP, L.P.

                            STATEMENTS OF OPERATIONS

                               Nine months ended
                                 September 30,        Year ended December 31,
                             --------------------- -----------------------------
                                1998       1997      1997      1996      1995
                             ----------- --------- --------- --------- ---------
                                  (unaudited)
Revenues:
  Rental income............  $ 2,567,782 3,101,897 4,136,367 4,026,288 3,740,148
  Tenant reimbursements....      364,560   361,327   496,029   443,574   415,095
  Other income.............        6,662     5,047    52,597    28,486    25,561
                             ----------- --------- --------- --------- ---------
    Total revenues.........    2,939,004 3,468,271 4,684,993 4,498,348 4,180,804
                             ----------- --------- --------- --------- ---------
Expenses:
  Operating and
   maintenance.............      210,130   483,236   661,970   610,493   618,728
  Depreciation and
   amortization............      548,492   560,621   855,039   733,121   677,303
  General and
   administrative..........      108,311   247,364   309,874   240,471   254,038
  Utilities................       74,328   343,680   472,036   492,209   472,737
  Real estate taxes........      244,816   342,818   447,478   440,128   452,954
  Interest.................          --    239,730   290,127   444,666   444,233
                             ----------- --------- --------- --------- ---------
    Total expenses.........    1,186,077 2,217,449 3,036,524 2,961,088 2,919,993
                             ----------- --------- --------- --------- ---------
    Net income before gain
     on sale of real
     estate................    1,752,927 1,250,822 1,648,469 1,537,260 1,260,811
Gain on sale of real estate
 (note 2)..................   10,451,794       --    450,902       --        --
                             ----------- --------- --------- --------- ---------
    Net income.............  $12,204,721 1,250,822 2,099,371 1,537,260 1,260,811
                             =========== ========= ========= ========= =========



                See accompanying notes to financial statements.

                        REGENCY OFFICE PARTNERSHIP, L.P.

                        STATEMENTS OF PARTNERS' CAPITAL

                                                                 Total Partners'
                                                                     Capital
                                                                 ---------------
      Balance at December 31, 1994..............................   $17,258,776
      Net contributions (distributions).........................    (1,634,500)
      Net income................................................     1,260,811
                                                                   -----------
      Balance at December 31, 1995..............................    16,885,087
      Net contributions (distributions).........................    (1,828,008)
      Net income................................................     1,537,260
                                                                   -----------
      Balance at December 31, 1996..............................    16,594,339
      Net contributions (distributions).........................       798,045
      Net income................................................     2,099,371
                                                                   -----------
      Balance at December 31, 1997..............................    19,491,755
      Net contributions (distributions) (unaudited).............     2,090,534
      Net income (unaudited)....................................    12,204,721
                                                                   -----------
      Balance at September 30, 1998 (unaudited).................   $33,787,010
                                                                   ===========


                See accompanying notes to financial statements.

                        REGENCY OFFICE PARTNERSHIP, L.P.

                            STATEMENTS OF CASH FLOWS

                             Nine months ended
                               September 30,            Year ended December 31,
                          ------------------------  ----------------------------------
                              1998         1997        1997        1996        1995
                          ------------  ----------  ----------  ----------  ----------
                                (unaudited)
Cash flows from
 operating activities:
 Net income.............  $ 12,204,721   1,250,822   2,099,371   1,537,260   1,260,811
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation and
  amortization..........       548,492     560,621     855,039     733,121     677,303
 Deferred leasing costs.       (39,457)   (155,269)   (208,305)   (116,563)    (97,618)
 Gain on sale of real
  estate................   (10,451,794)        --     (450,902)        --          --
 Changes in assets and
  liabilities:
  Accounts receivable
   and other
   assets...............      (208,283)      2,979      20,163     (20,594)    211,303
  Accounts payable and
   other
   liabilities..........       151,415     461,845      66,770     (36,369)    (96,197)
  Cash restricted for
   tenants' security
   deposits.............        12,661      (4,881)    (11,618)       (623)        388
  Tenants' security
   deposits.............       (12,661)      4,881      11,618         623        (388)
                          ------------  ----------  ----------  ----------  ----------
    Net cash provided by
     operating
     activities.........     2,205,094   2,120,998   2,382,136   2,096,855   1,955,602
                          ------------  ----------  ----------  ----------  ----------
Cash flows from
 investing activities:
 Proceeds from sale of
  real estate...........    29,864,098         --    2,645,229         --          --
 Purchase of and
  additions to property
  and buildings.........   (34,159,726)   (415,479)   (568,650)   (250,430)   (235,528)
                          ------------  ----------  ----------  ----------  ----------
    Net cash used in
     investing
     activities.........    (4,295,628)   (415,479) (2,076,579)   (250,430)   (235,528)
                          ------------  ----------  ----------  ----------  ----------
Cash flows from
 financing activities:
 Principal payments on
  mortgage loan.........           --   (2,296,902) (5,256,760)     60,768     (51,121)
 Net contributions
  (distributions).......     2,090,534     591,383     798,045  (1,828,008) (1,634,500)
                          ------------  ----------  ----------  ----------  ----------
    Net cash provided by
     (used in) financing
     activities.........     2,090,534  (1,705,519) (4,458,715) (1,888,776) (1,685,621)
                          ------------  ----------  ----------  ----------  ----------
    Net change in cash
     and cash
     equivalents........           --          --          --      (42,351)     34,453
Cash and cash equiva-
 lents at beginning of
 period.................           --          --          --       42,351       7,898
                          ------------  ----------  ----------  ----------  ----------
Cash and cash equiva-
 lents at end of
 period.................  $        --          --          --          --       42,351
                          ============  ==========  ==========  ==========  ==========
Supplemental disclosure
 of cash flow
 information:
 Cash paid for interest.  $        --      239,730     302,627     444,666     444,233
                          ============  ==========  ==========  ==========  ==========

                See accompanying notes to financial statements.

                       REGENCY OFFICE PARTNERSHIP, L.P.

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1997, 1996, and 1995

(1) Summary of Significant Accounting Policies

(a) Partnership Structure

    Regency Office Partnership, L.P. (the Partnership) was formed as a Florida partnership for the purpose of acquiring, leasing and operating shopping centers and office buildings.

    The Partnership interest is currently held 99% by Regency Centers, L.P., a Delaware limited partnership (RCLP), as general partner, and 1% by Regency Realty Corporation, RCLP's parent. Prior to February 23, 1998, the Partnership was owned 100% by two wholly owned subsidiaries of Regency Realty Corporation.

(b) Method of Accounting

    The accompanying financial statements were prepared on the accrual basis of accounting. No provision for income taxes is made because any liability for income taxes is that of the individual Partners and not that of the Partnership.

(c) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Property and Buildings

    Property and building are recorded at cost. Major additions and improvements to property and buildings are capitalized to the property accounts, while replacements, maintenance, and repairs which do not improve or extend the useful lives of the respective assets are reflected in operations. Depreciation is computed using the straight-line method over the estimated useful lives of the property and buildings, which is 39 years for buildings and improvements and the life of the lease term for tenant improvements. The aggregate cost, for federal income tax purposes was approximately $20.1 million at December 31, 1997.

(e) Revenue Recognition

    The Partnership leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. During 1996 and 1995, the Partnership collected cash of $28,128 and $207,780, respectively, in excess of minimum rent recorded related to the impact of recognizing rent on a straight-line basis. Contingent rentals are included in income in the period earned.

(f) Deferred Costs

    Deferred costs consist of costs associated with leasing the property. Such costs are deferred and amortized using the straight-line method over the terms of the respective leases.

(g) Cash and Cash Equivalents

    For the purposes of the statement of cash flows, the Partnership considers all instruments with a maturity of 90 days or less at purchase to be cash equivalents.

                       REGENCY OFFICE PARTNERSHIP, L.P.

(h) Impairment of Long-Lived Assets

    The Partnership follows the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of". This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverablility of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed their fair value, less costs to sell.

(i) Interim Unaudited Financial Statements

    The accompanying interim financial statements have been prepared by the Partnership, without audit, and in the opinion of management reflect all normal recurring adjustments necessary for a fair presentation of the results for the unaudited periods presented. Certain information in footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

(2) Sale of Office Buildings and Purchase of Shopping Centers

    During 1997, 1996 and 1995, the operations of the Partnership were generated from the rental of four office properties. Those properties were
    (1) Quadrant, a 188,502 square foot property located in Jacksonville, Florida, constructed and acquired in 1985 for approximately $17.9 million,
    (2) Paragon Cable Building, a 40,298 square foot property located in Tampa, Florida, constructed and acquired in 1993 for approximately $3.0 million, (3) Westland One, a 36,304 square foot property located in Jacksonville, Florida, constructed and acquired in 1988 for approximately $2.0 million, and (4) Fairway Executive Center, a 33,135 square foot property located in Fort Lauderdale, Florida. On December 22, 1997 the Partnership sold Fairway Executive Center for $2,645,229 which resulted in a gain of $450,902.

    In December 1997, the Partnership classified all of its office buildings as held for sale. Accordingly, no depreciation has been recorded on such properties from that point forward. During the first six months of 1998 the Partnership sold the remaining three office properties for a net sales price of $29,864,098, and recorded a gain of $10,451,794. Subsequent to the sales of the office properties, the Partnership purchased two shopping centers, Cherry Grove, a 186,040 square foot property located in Cincinnati, Ohio, and Bloomingdale Square, a 267,935 square foot property located in Tampa, Florida, for a total purchase price of $33,635,875.

(3) Leases

    The Partnership has various tenant leases with terms that expire through 2021. Based on the sales and subsequent purchases of rental property described in note 2, the following future minimum rental payments reflect the leases related to the Partnership's current rental properties only, Cherry Grove and Bloomingdale Square:

      Year ending December 31,                                         Amount
      ------------------------                                       -----------
         1998......................................................  $ 3,432,045
         1999......................................................    3,369,109
         2000......................................................    3,126,854
         2001......................................................    2,792,840
         2002......................................................    2,369,348
         Thereafter................................................   16,406,402
                                                                     -----------
                                                                     $31,496,598
                                                                     ===========

                       REGENCY OFFICE PARTNERSHIP, L.P.

    Most tenants are responsible for payment or reimbursement of their proportionate share of taxes, insurance, and common area expenses.

    During each of 1997, 1996, and 1995, two office building tenants, paid minimum rents totaling $1,228,764, which exceeded 10% of the total minimum rent earned by the Partnership.

(4) Related Party Transactions

    The Partnership paid fees for property management to RCLP of $172,194, $166,172 and $129,636 for the years ended December 31, 1997, 1996, and 1995, respectively. In addition, during 1996 and 1995 the Partnership paid RRG, an affiliate of RCLP, $45,000 and $120,000, respectively for asset management services.

    The Partnership paid tenant lease commissions to RCLP of $208,305, $116,563, and $97,618 for the years ended December 31, 1997, 1996, and 1995, respectively. Such payments have been recorded as deferred leasing costs in the accompanying balance sheets.

                         Independent Auditors' Report

The Board of Directors of Regency Realty Corporation and
RRC FL Five, Inc. :

  We have audited the accompanying balance sheets of RRC FL Five, Inc. as of December 31, 1997 and 1996, and the related statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RRC FL Five, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Jacksonville, Florida
December 11, 1998

                               RRC FL FIVE, INC.

                                 Balance Sheets

                                                            December 31,
                                            September   ----------------------
                                            30, 1998       1997        1996
                                           -----------  ----------  ----------
                                           (unaudited)
                  ASSETS
                  ------
Cash...................................... $   187,429      64,252      44,542
Cash restricted for tenants' security
 deposits.................................      73,860      48,653      48,439
Property and buildings, at cost (note 2):
  Land....................................   2,751,094   2,751,094   2,751,094
  Buildings and improvements..............   9,474,520   9,435,081   9,427,833
                                           -----------  ----------  ----------
                                            12,225,614  12,186,175  12,178,927
  Less accumulated depreciation...........   1,992,106   1,635,974   1,165,150
                                           -----------  ----------  ----------
    Net property and buildings............  10,233,508  10,550,201  11,013,777
                                           -----------  ----------  ----------
Other assets:
  Accounts receivable and other assets....     140,638     238,530     226,993
  Deferred leasing costs, less accumulated
   amortization...........................     239,752     230,481     234,328
                                           -----------  ----------  ----------
    Total other assets....................     380,390     469,011     461,321
                                           -----------  ----------  ----------
                                           $10,875,187  11,132,117  11,568,079
                                           ===========  ==========  ==========
   LIABILITIES AND STOCKHOLDER'S EQUITY
   ------------------------------------
Liabilities:
  Mortgage loan payable (note 2).......... $ 8,633,856   8,713,253   8,823,403
  Accounts payable and other liabilities..     287,303       5,241      20,373
  Tenants' security deposits..............      73,860      48,653      48,439
                                           -----------  ----------  ----------
    Total liabilities.....................   8,995,019   8,767,147   8,892,215
                                           -----------  ----------  ----------
Stockholder's equity
  Common stock $.01 par value per share:
   10,000 shares authorized, issued and
   outstanding............................         100         100         100
  Additional paid in capital..............   3,125,591   3,250,449   3,065,296
  Accumulated deficit.....................  (1,245,523)   (885,579)   (389,532)
                                           -----------  ----------  ----------
    Total stockholder's equity............   1,880,168   2,364,970   2,675,864
                                           -----------  ----------  ----------
                                           $10,875,187  11,132,117  11,568,079
                                           ===========  ==========  ==========

                See accompanying notes to financial statements.

                               RRC FL FIVE, INC.

                            Statements of Operations

                          Nine months ended
                            September 30,          Year ended December 31,
                         ---------------------  -------------------------------
                            1998       1997       1997       1996       1995
                         ----------  ---------  ---------  ---------  ---------
                             (unaudited)
Revenues:
  Rental income......... $  771,116    774,221  1,035,342  1,048,489  1,194,189
  Tenant reimbursements.    254,515    235,303    305,979    381,809    466,375
  Other income..........     40,027     36,272     54,143    109,289     39,561
                         ----------  ---------  ---------  ---------  ---------
    Total revenues......  1,065,658  1,045,796  1,395,464  1,539,587  1,700,125
                         ----------  ---------  ---------  ---------  ---------
Expenses:
  Operating and
   maintenance..........    187,032    194,961    255,702    267,789    249,821
  Depreciation and
   amortization.........    397,599    390,220    520,571    514,085    500,510
  General and
   administrative.......     42,801     40,856     55,456     70,329     88,889
  Real estate taxes.....    179,913    174,393    226,336    233,880    235,989
  Interest..............    618,257    626,113    833,446    843,036    728,738
                         ----------  ---------  ---------  ---------  ---------
    Total expenses......  1,425,602  1,426,543  1,891,511  1,929,119  1,803,947
                         ----------  ---------  ---------  ---------  ---------
    Net loss............ $ (359,944)  (380,747)  (496,047)  (389,532)  (103,822)
                         ==========  =========  =========  =========  =========


                See accompanying notes to financial statements.

                               RRC FL FIVE, INC.

                       Statements of Stockholder's Equity

                                          Additional                   Total
                                   Common  Paid In    Accumulated  Stockholder's
                                   Stock   Capital      Deficit       Equity
                                   ------ ----------  -----------  -------------
Balance at December 31, 1994......  $100  11,858,590     489,674    $12,348,364
Dividends.........................   --   (8,614,148)   (385,852)    (9,000,000)
Additional paid in capital
 (dividends), net.................   --      (61,091)        --         (61,091)
Net loss..........................   --          --     (103,822)      (103,822)
                                    ----  ----------  ----------    -----------
Balance at December 31, 1995......   100   3,183,351         --       3,183,451
Additional paid in capital
 (dividends), net.................   --     (118,055)        --        (118,055)
Net loss..........................   --          --     (389,532)      (389,532)
                                    ----  ----------  ----------    -----------
Balance at December 31, 1996......   100   3,065,296    (389,532)     2,675,864
Additional paid in capital
 (dividends), net.................   --      185,153         --         185,153
Net loss..........................   --          --     (496,047)      (496,047)
                                    ----  ----------  ----------    -----------
Balance at December 31, 1997......   100   3,250,449    (885,579)     2,364,970
Additional paid in capital
 (dividends), net (unaudited).....   --     (124,858)        --        (124,858)
Net Loss (unaudited)..............   --          --     (359,944)      (359,944)
                                    ----  ----------  ----------    -----------
Balance at September 30, 1998
 (unaudited)......................  $100   3,125,591  (1,245,523)   $ 1,880,168
                                    ====  ==========  ==========    ===========



                See accompanying notes to financial statements.

                               RRC FL FIVE, INC.

                            Statements of Cash Flows

                            Nine months ended
                              September 30,        Year ended December 31,
                            -------------------  ------------------------------
                              1998       1997      1997      1996       1995
                            ---------  --------  --------  --------  ----------
                               (unaudited)
Cash flows from operating
 activities:
 Net loss.................  $(359,944) (380,747) (496,047) (389,532)   (103,822)
 Adjustments to reconcile
  net income to net cash
  provided by (used in)
  operating activities:
  Depreciation and
   amortization...........    397,599   390,220   520,571   514,085     500,510
  Deferred costs..........    (50,738)   (7,312)  (45,900)  (26,145)    (17,919)
  Changes in assets and
   liabilities:
   Accounts receivable and
    other assets..........     97,892    23,501   (11,537)  121,458    (117,179)
   Accounts payable and
    other liabilities.....    282,062   143,391   (15,132)   21,066     (18,181)
   Cash restricted for
    tenants' security
    deposits..............    (25,207)   (1,192)     (214)   27,075       6,667
   Tenants' security
    deposits..............     25,207     1,192       214   (27,075)     (6,667)
                            ---------  --------  --------  --------  ----------
    Net cash provided by
     (used in)
     Operating activities.    366,871   169,053   (48,045)  240,932     243,409
                            ---------  --------  --------  --------  ----------
Cash flows from investing
 activities:
 Additions to property and
  buildings...............    (39,439)   (7,248)   (7,248)  (42,437)    (62,546)
                            ---------  --------  --------  --------  ----------
Cash flows from financing
 activities:
 Proceeds from mortgage
  loan....................         --        --        --        --   9,000,000
 Dividends from
  refinancing proceeds....         --        --        --        --  (9,000,000)
 Principal payments on
  mortgage loan...........    (79,397)  (81,584) (110,150) (108,009)    (68,588)
 Additional paid in
  capital (dividends),
  net.....................   (124,858)  103,249   185,153  (118,055)    (61,091)
                            ---------  --------  --------  --------  ----------
    Net cash provided by
     (used in) financing
     activities...........   (204,255)   21,665    75,003  (226,064)   (129,679)
                            ---------  --------  --------  --------  ----------
    Net change in cash....    123,177   183,470    19,710   (27,569)     51,184
Cash at beginning of
 period...................     64,252    44,542    44,542    72,111      20,927
                            ---------  --------  --------  --------  ----------
Cash at end of period.....  $ 187,429   228,012    64,252    44,542      72,111
                            =========  ========  ========  ========  ==========
Supplemental disclosure of
 cash flow information:
 Cash paid for interest...  $ 618,257   626,113   833,446   843,036     728,738
                            =========  ========  ========  ========  ==========

                See accompanying notes to financial statements.

                               RRC FL FIVE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1997, 1996 and 1995

(1) Summary of Significant Accounting Policies

(a) Company Structure

    RRC FL Five, Inc. (the Company) was formed as a Florida corporation for the purpose of acquiring, leasing and operating Aventura Shopping Center a 102,876 square foot shopping center located in Miami, Florida. The Company is 100% owned by Regency Realty Corporation (RRC). Aventura, which was constructed during 1974, was acquired in 1994 for approximately $12.1 million. At December 31, 1997, its aggregate cost, for federal income tax purposes was approximately $2.6 million.

(b) Method of Accounting

    The accompanying financial statements were prepared on the accrual basis of accounting. No provision for income taxes is made because the Company is a qualified REIT subsidiary of RRC, and accordingly such subsidiaries are not subject to income taxes under the Internal Revenue Code.

(c) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Property and Buildings

    Property and building are recorded at cost. Major additions and improvements to property and buildings are capitalized to the property accounts, while replacements, maintenance, and repairs which do not improve or extend the useful lives of the respective assets are reflected in operations. Depreciation is computed using the straight-line method over the estimated useful lives of the property and buildings, which is 39 years for buildings and improvements and the life of the lease term for tenant improvements.

(e) Revenue Recognition

    The Company leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Contingent rentals are included in income in the period earned.

(f) Deferred Costs

    Deferred costs consist of costs associated with leasing the property. Such costs are deferred and amortized using the straight-line method over the terms of the respective leases.

(g) Cash and Cash Equivalents

    For the purposes of the statement of cash flows, the Company considers all instruments with a maturity of 90 days or less at purchase to be cash equivalents.

(h) Impairment of Long-Lived Assets

    The Company follows the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of". This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in

                               RRC FL FIVE, INC.

    circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverablility of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed their fair value, less costs to sell.

(i) Interim Unaudited Financial Statements

    The accompanying interim financial statements have been prepared by the Company, without audit, and in the opinion of management reflect all normal recurring adjustments necessary for a fair presentation of the results for the unaudited periods presented. Certain information in footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

(2) Mortgage Loan Payable

    Mortgage note payable to a bank, bearing interest at 9.5% per annum, payable in monthly installments of $78,633, including principal and interest, maturing on March 1, 2002. The mortgage loan is secured by the property and buildings of the Company.

    Principal maturities on the mortgage loan is as follows:

      Year ending December 31,                                          Amount
      ------------------------                                        ----------
         1998........................................................ $  120,062
         1999........................................................    131,978
         2000........................................................    145,076
         2001........................................................    159,475
         2002........................................................  8,156,662
                                                                      ----------
                                                                      $8,713,253
                                                                      ==========

(3) Leases

    The Company has various tenant leases with terms that expire through 2009. Future minimum rental payments under noncancelable operating leases as of December 31, 1997, including renewed terms and new tenants, are as follows:

      Year ending December 31,                                          Amount
      ------------------------                                        ----------
         1998........................................................ $  948,894
         1999........................................................  1,011,365
         2000........................................................    944,773
         2001........................................................    899,212
         2002........................................................    870,641
         Thereafter..................................................  2,557,965
                                                                      ----------
                                                                      $7,232,850
                                                                      ==========

    Most tenants are responsible for payment or reimbursement of their proportionate share of taxes, insurance, and common area expenses.

    During each of 1997, 1996, and 1995, one tenant, Publix Supermarkets, paid minimum rents totaling $107,724, which exceeded 10% of the total minimum rent earned by the Company.

                               RRC FL FIVE, INC.

(4) Related Party Transactions

    The Company paid fees for property management to RRC of $55,252, $60,170, and $29,372 for the years ended December 31, 1997, 1996, and 1995, respectively. In addition, during 1996 and 1995 the Company paid RRG, an affiliate of RRC, $9,000 and $12,000, respectively, for asset management services.

    The Company paid tenant lease commissions to RRC of $45,900, $26,145 and $17,919 for the years ended December 31, 1997, 1996, and 1995, respectively. Such payments have been recorded as deferred leasing costs in the accompanying balance sheets.

                         Independent Auditors' Report

The Board of Directors of Regency Realty Corporation and
RRC Acquisitions, Inc.:

  We have audited the accompanying balance sheets of RRC Acquisitions, Inc. as of December 31, 1997, and the related statements of operations, stockholder's equity, and cash flows for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RRC Acquisitions, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Jacksonville, Florida
December 11, 1998

                             RRC ACQUISITIONS, INC.

                                 Balance Sheets

                                                                   December 31,
                                                     September 30,     1997
                                                         1998      ------------
                                                     -------------  (unaudited)
                       ASSETS
                       ------
Cash restricted for tenants' security deposits......  $    29,914       30,714
Property and buildings, at cost:
  Land..............................................    3,866,500    3,866,500
  Buildings and improvements........................   14,166,106   14,019,614
                                                      -----------   ----------
                                                       18,032,606   17,886,114
  Less accumulated depreciation.....................      353,450       86,841
                                                      -----------   ----------
    Net property and buildings......................   17,679,156   17,799,273
                                                      -----------   ----------
Other assets:
  Accounts receivable and other assets..............      230,932       93,413
  Deferred leasing costs, less accumulated
   amortization.....................................       51,251        7,411
                                                      -----------   ----------
    Total other assets..............................      282,183      100,824
                                                      -----------   ----------
                                                      $17,991,253   17,930,811
                                                      ===========   ==========
        LIABILITIES AND STOCKHOLDER'S EQUITY
        ------------------------------------
Liabilities:
  Accounts payable and other liabilities............      144,767      188,264
  Tenants' security deposits........................       29,914       30,714
                                                      -----------   ----------
    Total liabilities...............................      174,681      218,978
                                                      -----------   ----------
Stockholder's equity
  Common stock $.01 par value per share:
   10,000 shares authorized, issued and outstanding.          100          100
  Additional paid in capital........................   17,425,605   17,425,605
  Retained earnings.................................      390,867      286,128
                                                      -----------   ----------
    Total stockholder's equity......................   17,816,572   17,711,833
                                                      -----------   ----------
                                                      $17,991,253   17,930,811
                                                      ===========   ==========

                See accompanying notes to financial statements.

                             RRC ACQUISITIONS, INC.

                            Statements of Operations

                                                       Nine months
                                                          ended      Year ended
                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                                                       (unaudited)
Revenues:
  Rental income......................................  $1,377,387     393,892
  Tenant reimbursements and other income.............     427,645     113,528
                                                       ----------     -------
    Total revenues...................................   1,805,032     507,420
                                                       ----------     -------
Expenses:
  Operating and maintenance..........................     121,885      25,875
  Depreciation and amortization......................     271,613      87,277
  General and administrative.........................     179,850      44,082
  Real estate taxes..................................     217,846      64,058
                                                       ----------     -------
    Total expenses...................................     791,194     221,292
                                                       ----------     -------
   Net income........................................  $1,013,838     286,128
                                                       ==========     =======


                See accompanying notes to financial statements.

                             RRC ACQUISITIONS, INC.

                       Statements of Stockholder's Equity

                                            Additional                Total
                                     Common  Paid In   Retained   Stockholder's
                                     Stock   Capital   Earnings      Equity
                                     ------ ---------- ---------  -------------
Balance at December 31, 1996........  $100         --        --            100
Additional paid in capital..........   --   17,425,605       --     17,425,605
Net income..........................   --          --    286,128       286,128
                                      ----  ---------- ---------   -----------
Balance at December 31, 1997........   100  17,425,605   286,128    17,711,833
Additional paid in capital
 (dividends), net (unaudited).......   --          --   (909,099)     (909,099)
Net income (unaudited)..............   --          --  1,013,838     1,013,838
                                      ----  ---------- ---------   -----------
Balance at September 30, 1998
 (unaudited)........................  $100  17,425,605   390,867    17,816,572
                                      ====  ========== =========   ===========




                See accompanying notes to financial statements.

                             RRC ACQUISITIONS, INC.

                            Statements of Cash Flows

                                                      Nine months  Year ended
                                                         ended      December
                                                     September 30,     31,
                                                         1998         1997
                                                     ------------- -----------
                                                      (unaudited)
Cash flows from operating activities:
 Net income.........................................  $1,013,838       286,128
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization.....................     271,613        87,277
  Deferred costs....................................     (48,844)       (7,847)
  Changes in assets and liabilities:
   Accounts receivable and other assets.............    (137,519)      (86,907)
   Accounts payable and other liabilities...........     (43,497)      (40,263)
   Cash restricted for tenants' security deposits...         800           --
   Tenants' security deposits.......................        (800)          --
                                                      ----------   -----------
    Net cash provided by operating activities.......   1,055,591       238,388
                                                      ----------   -----------
Cash flows from investing activities--purchase of
 and additions to property and buildings............    (146,492)  (17,663,993)
                                                      ----------   -----------
Cash flows from financing activities--additional
 paid in capital (dividends), net...................    (909,099)   17,425,605
                                                      ----------   -----------
    Net change in cash..............................         --            --
Cash at beginning of period.........................         --            --
                                                      ----------   -----------
Cash at end of period...............................  $      --            --
                                                      ==========   ===========
Supplemental disclosure of non-cash transactions
 liabilities assumed in the acquisition of property
 and buildings......................................  $      --        222,121
                                                      ==========   ===========


                See accompanying notes to financial statements.

                            RRC ACQUISITIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                       December 31, 1997, 1996 and 1995

(1) Summary of Significant Accounting Policies

(a) Company Structure

    RRC Acquisitions, Inc. (the Company) was formed as a Florida corporation on November 16, 1993 for the purpose of acquiring, leasing and operating shopping centers . The Company was inactive, and thus had no operations, until November 10, 1997 when it purchased Kingsdale Shopping Center, a 255,177 square foot shopping center located in Columbus, Ohio, for approximately $17.9 million. Kingsdale, which was constructed during 1997, has an aggregate cost, for federal income tax purposes, of approximately $17.9 million at December 31, 1997. The Company is 100% owned by Regency Realty Corporation (RRC).

(b) Method of Accounting

    The accompanying financial statements were prepared on the accrual basis of accounting. No provision for income taxes is made because the Company is a qualified REIT subsidiary of RRC, and accordingly such subsidiaries are not subject to income taxes under the Internal Revenue Code.

(c) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Property and Buildings

    Property and building are recorded at cost. Major additions and improvements to property and buildings are capitalized to the property accounts, while replacements, maintenance, and repairs which do not improve or extend the useful lives of the respective assets are reflected in operations. Depreciation is computed using the straight-line method over the estimated useful lives of the property and buildings, which is 39 years for buildings and improvements and the life of the lease term for tenant improvements.

(e) Revenue Recognition

    The Company leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Contingent rentals are included in income in the period earned.

(f) Deferred Costs

    Deferred costs consist of costs associated with leasing the property. Such costs are deferred and amortized using the straight-line method over the terms of the respective leases.

(g) Cash and Cash Equivalents

    For the purposes of the statement of cash flows, the Company considers all instruments with a maturity of 90 days or less at purchase to be cash equivalents.

                            RRC ACQUISITIONS, INC.

(h) Impairment of Long-Lived Assets

    The Company follows the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of". This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed their fair value, less costs to sell.

(i) Interim Unaudited Financial Statements

    The accompanying interim financial statements have been prepared by the Company, without audit, and in the opinion of management reflect all normal recurring adjustments necessary for a fair presentation of the results for the unaudited periods presented. Certain information in footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

(2) Leases

    The Company has various tenant leases with terms that expire through 2005. Future minimum rental payments under noncancelable operating leases as of December 31, 1997, including renewed terms and new tenants, are as follows:

      Year ending December 31,                                          Amount
      ------------------------                                        ----------
         1998........................................................ $1,705,882
         1999........................................................  1,482,964
         2000........................................................  1,368,729
         2001........................................................    998,212
         2002........................................................    767,701
         Thereafter..................................................  1,052,275
                                                                      ----------
                                                                      $7,375,763
                                                                      ==========

    Most tenants are responsible for payment or reimbursement of their proportionate share of taxes, insurance, and common area expenses.

(3) Related Party Transactions

    The Company paid fees for property management to RRC of $19,640 for the year ended December 31, 1997. No such fees were paid in 1996, and 1995, respectively.

    The Company paid tenant lease commissions to RRC of $7,847 for the year ended December 31, 1997. No such commissions were paid in 1996, and 1995, respectively. Such payments have been recorded as deferred leasing costs in the accompanying balance sheets.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                  -----------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Where You Can Find More Information........................................  S-2
Disclosure Regarding Forward-Looking Statements............................  S-2
Prospectus Summary.........................................................  S-3
Use of Proceeds............................................................  S-6
Regency Centers and Regency Realty.........................................  S-6
Properties.................................................................  S-9
Capitalization ............................................................ S-11
Description of the Notes................................................... S-12
Underwriting............................................................... S-15
Validity of Notes.......................................................... S-16
Experts.................................................................... S-16

                                  Prospectus
Prospectus Summary.........................................................    1
Risk Factors...............................................................    3
Use of Proceeds............................................................    8
Consolidated Ratios of Earnings to Fixed Charges...........................    8
Regency Realty and the Issuer..............................................    9
The Guarantors.............................................................   12
Description of the Notes...................................................   14
Plan of Distribution.......................................................   28
Federal Income Tax Considerations..........................................   29
ERISA Considerations.......................................................   33
Legal Matters..............................................................   33
Experts....................................................................   33
Index to Financial Statements..............................................  F-1

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                    [LOGO OF REGENCY CENTERS APPEARS HERE]

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                                  $50,000,000

                             Regency Centers, L.P.

                                  7.75% Notes
                               due April 1, 2009


                             Goldman, Sachs & Co.
                          Morgan Stanley Dean Witter
                             Prudential Securities
                             Salomon Smith Barney